THIRD AVENUE VARIABLE SERIES TRUST

THIRD AVENUE VALUE PORTFOLIO

Third Avenue Variable Annuity Class

PROSPECTUS

APRIL 30, 2010

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SUMMARY

Investment Objective Third Avenue Value Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you pay if you buy and hold shares of the Portfolio through a variable contract. The insurance company contract through which you invest may have other additional fees and expenses.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management (Advisory) Fee	0.90%
Other Expenses	0.43%

Total Annual Portfolio Operating Expenses
1.33%
Expense Limitation Adjustment[1]	0.03%
Annual Portfolio Expenses after Expense Limitation[1]	1.30%

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The Adviser has contractually agreed, for a period of one year from the date of this Prospectus, to defer receipt of advisory fees and/or reimburse Portfolio expenses in order to limit Annual Portfolio Expenses after Expense Limitation (exclusive of taxes, interest, and brokerage commissions) to 1.30% of average daily net assets subject to later reimbursement in certain circumstances (the “Expense Limitation Agreement”). For up to 36 months after any deferral or reimbursement under the Expense Limitation Agreement, the Adviser may recover from the Portfolio fees deferred and expenses reimbursed to the extent that such payment would not cause the Annual Portfolio Expenses after Expense Limitation to exceed 1.30%. The Expense Limitation Agreement can only be amended by agreement of the Adviser and the Independent Trustees to lower Annual Portfolio Expenses and will terminate automatically in the event of termination of the Investment Management Agreement by one of the parties, effective upon the effectiveness of such termination.

Example

The following example is intended to help you compare the cost of investing in Third Avenue Value Portfolio with the cost of investing in other mutual funds. This example does not reflect separate account charges. If these charges were included, overall expenses would be higher. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The example should not be considered a representation of past or future expenses, as actual expenses may be greater or lower than those shown. Based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10

$132	$411	$712	$1,568

PORTFOLIO TURNOVER

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs. These costs, which are not reflected in Annual Portfolio Operating Expenses or in the Example, affect the Portfolio’s performance. During the most recent fiscal year, the Portfolio’s portfolio turnover rate was 8% of the average value of its portfolio.

Principal Investment Strategies

Third Avenue Value Portfolio (the “Portfolio”) seeks to achieve its objective mainly by acquiring common stocks of well-financed companies (meaning companies with high quality assets and a relative absence of liabilities) at a discount to what the Adviser believes is their intrinsic value (meaning the value of the company’s net assets or the Adviser’s estimate of what the issuer would be worth as a takeover or merger candidate). The Portfolio also seeks to acquire senior securities, such as debt instruments (including high yield “junk” bonds and distressed securities that may be in default and may have any or no credit rating from a credit rating agency) where the Adviser determines that these securities can be purchased at less than the value of the assets securing the debt or the amount that would be realized in a restructuring.

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The Adviser searches for companies and securities that meet these criteria all over the world and makes investment decisions based primarily on the attributes of each individual company and security rather than any estimates of macro-economic or sector performance. Accordingly, the Portfolio may invest in foreign securities, some of which may be denominated in or tied to currencies of the countries in which they are primarily traded. The Portfolio may invest in companies of any market capitalization. The Portfolio may also invest up to 35% of its assets in debt securities around the world and in companies of various market capitalizations. Again, the Adviser does not seek to make predictions as to the relative performance of various markets but rather on the Adviser’s estimate of each security’s ability to deliver long-term capital appreciation.

When the Portfolio acquires debt securities, it primarily does so where the Adviser believes that those securities will be worth significantly more when they are eventually sold, redeemed, mature or are converted into another form through a company restructuring. These securities may be defaulted or may be paying a current yield, but the Portfolio does not generally seek interest income as a primary strategy. The Adviser, on behalf of the Portfolio, may also participate on committees formed by the creditors to negotiate with debtors with respect to restructuring issues.

The Portfolio is non-diversified. This means that the Portfolio may have investments in fewer issuers than a diversified portfolio of comparable size.

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Principal Investment Risks

Market Risk. Prices of securities (and stocks in particular) have historically fluctuated. The value of the Portfolio will similarly fluctuate and you could lose money.

Foreign Securities Risk. Foreign securities from a particular country or region may be subject to currency fluctuations and controls or adverse political, social, economic or other developments that are unique to that particular country or region. Therefore, the prices of foreign securities in particular countries or regions may, at times, move in a different direction than those of U.S. securities.

Non-Diversification Risk. A non-diversified portfolio can be more volatile than a diversified portfolio, and volatility may be expected to increase when the Portfolio makes significant investments in a single issuer (more than 10% of the Portfolio’s net assets or 10% of the issuer’s shares outstanding) or issuers within a particular industry (over 20% of the Portfolio’s net assets) or geographic region (over 30% of the Portfolio’s net assets in any single country).

Small- and Mid-Cap Risk. Securities of smaller and midsize companies tend to be more volatile and less liquid than securities of larger companies.

Style Risk. The Portfolio frequently identifies opportunities in industries that appear to be temporarily depressed. The prices of securities in these industries may tend to go down more than those of companies in other industries. Since the Portfolio is not limited to investing in stocks, the Portfolio may own non-equity instruments in a rising stock market, thereby producing smaller gains than a Portfolio invested solely in stocks. Because of the Portfolio’s disciplined and deliberate investing approach, there may be times when the Portfolio will have a significant (over 10%) cash position. A substantial cash position can adversely impact Portfolio performance in certain market conditions, and may make it more difficult for the Portfolio to achieve its investment objective.

High-Yield and Distressed Risk. The Portfolio’s investments in high-yield securities (commonly known as “junk bonds”) may expose the Portfolio to greater risks than if the Portfolio only owned higher-grade securities. The value of high-yield, lower quality securities is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. Issuers of high-yield securities are not as strong financially as those with higher credit ratings, so the securities are usually considered speculative investments.

Credit and Interest Rate Risk. The market value of debt securities is affected by changes in prevailing interest rates and the perceived credit quality of the issuer. When prevailing interest rates fall or perceived credit quality improves, the market value of the affected debt securities generally rises. Conversely, when interest rates rise or perceived credit quality weakens, the market value of the affected debt securities generally declines.

Currency Risk. Because the Portfolio may determine not to hedge its foreign currency exposure, the U.S. Dollar value of the Portfolio’s investments may be harmed by declines in the value of foreign currencies in relation to the U.S. Dollar.

Insolvency and Bankruptcy Risk. The Portfolio’s investments in obligations of stressed, distressed and bankrupt issuers, including debt obligations that are in default, generally trade significantly below par (less than 50 cents on the dollar) and are considered speculative. There is even a potential risk of loss by the Portfolio of its entire investment in such securities. There are a number of significant risks inherent in the bankruptcy process. A bankruptcy filing by an issuer may adversely and permanently affect the market position and operations of the issuer. The Adviser, on behalf of the Portfolio, may also participate on committees formed by creditors to negotiate with debtors with respect to restructuring issues. There can be no assurance that the Adviser’s participation would yield favorable results for the Portfolio, and such participation may subject the Portfolio to additional duties, liabilities and trading restrictions in a particular investment.

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Performance

The following bar chart and table provide an indication of the risks of investing in Third Avenue Value Portfolio by showing how performance has changed from year to year and by comparing the Portfolio’s average annual returns to relevant broad measures of market performance. These figures do not reflect charges assessed at the contract or separate account level. If any such charges were included, returns would be lower. The Portfolio’s past performance is not necessarily an indication of how the Portfolio will perform in the future. The S&P 500 is included as a secondary index as it is a widely recognized benchmark of U.S. stock performance that is dominated by the stocks of large U.S. companies.

SHOW NEGATIVE PERFORMANCE WITH NEGATIVE SIGNS, NOT PARANTHESIS

During the period shown in the above bar chart, the highest return for a quarter was 31.02% (quarter ending 6/30/09) and the lowest return for a quarter was (22.91)% (quarter ending 12/31/08).

Average Annual Total Returns for the periods ending 12/31/09	Past One Year	Past Five Years	Since Inception (9/21/1999)
Third Avenue Value Portfolio	45.35%	0.68%	10.28%
MSCI World Index (reflects no deductions for fees, expenses or taxes)	30.79%	2.57%	1.67%
Standard & Poor’s 500 Index (S&P 500) (reflects no deductions for fees, expenses or taxes)	26.46%	0.42%	0.24%

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Portfolio Management

Investment Adviser

Third Avenue Management LLC

Portfolio Managers

Curtis Jensen, co-Portfolio Manager since April 30, 2001.

Ian Lapey, co-Portfolio Manager since May 1, 2008.

Tax Information

You should consult the separate account prospectus for specific information regarding the federal tax consequences of buying and holding a variable contract and of investing in the Portfolio through a separate account. The Statement of Additional Information for the Portfolio provides more specific information regarding the tax treatment of the Portfolio and of an insurance company with respect to its ownership of shares of the Portfolio.

Financial Intermediary Compensation

Payments to Broker-Dealers and Other Financial Intermediaries.

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

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ABOUT THIRD AVENUE VALUE PORTFOLIO

Investment Philosophy of Third Avenue Value Portfolio

The Portfolio adheres to a strict value discipline in selecting securities and other instruments. This means seeking investments whose market prices are low in relation to what the Portfolio’s Adviser, Third Avenue Management LLC (the “Adviser”), believes is their intrinsic value and/or whose total return potential is considered by the Adviser to be high. The Portfolio’s Adviser believes this both lowers investment risk and increases capital appreciation and total return potential. The Portfolio may identify investment opportunities through intensive research of individual companies and generally does not focus solely on stock market conditions and other macro factors. For these reasons, the Portfolio may seek investments in the securities, debt and/or other instruments of companies in industries that are believed to be temporarily depressed. The Portfolio may also invest in high-yield or distressed securities.

The Portfolio follows a strategy of long-term investing. The Portfolio will generally sell an investment when there has been a fundamental change in the business or capital structure of the company which materially affects the investment’s inherent value or when the Adviser believes that the market value of an investment is overpriced relative to its intrinsic value.

When the Portfolio’s Adviser believes that a temporary defensive posture is appropriate, or there appears to be a lack of suitable opportunities that meet the Portfolio’s investment criteria, the Portfolio may hold all or a portion of its assets in short-term or other sovereign instruments, cash or cash equivalents. This does not constitute a change in the Portfolio’s investment objective, but could prevent or delay the Portfolio from achieving its objective. A temporary defensive position may be appropriate when attempting to respond to adverse market, economic, political, or other conditions.

Who May Want to Invest

The Portfolio may be appropriate for investors seeking long-term capital appreciation. The Portfolio is not appropriate for short-term investors or those primarily seeking current income or for those investors who cannot withstand the risk of loss. The Portfolio’s investment objective may be changed without shareholder approval on 60 days’ written notice to shareholders.

Investment Strategy

The Portfolio seeks to achieve its objective mainly by acquiring common stocks of well-financed companies (meaning companies with high quality assets and a relative absence of liabilities) at a discount to what the Adviser believes is their intrinsic value (meaning the value of the company’s net assets or the Adviser’s estimate of what the issuer would be worth as a takeover or merger candidate). The Portfolio also seeks to acquire senior securities, such as debt instruments (including high-yield “junk” bonds and distressed securities that may be in default and may have any or no credit rating from a credit rating agency) where the Adviser determines that these securities can be purchased at less than the value of the assets securing the debt or the amount that would be realized in a restructuring.

The Adviser searches for companies and securities that meet these criteria all over the world and makes investment decisions based primarily on the attributes of each individual company and security rather than any estimates of macro-economic or sector performance. Accordingly, the Portfolio may invest in foreign securities, some of which may be denominated in or tied to currencies of the countries in which they are primarily traded. The Portfolio may invest in companies of any market capitalization, including companies that are considered ranging from small-cap to large-cap by relevant rating and tracking agencies such as S&P. The Portfolio may also invest up to 35% of its assets in debt securities around the world and in companies of various market capitalizations. Again, the Adviser does not seek to make predictions as to the relative performance of various markets but rather on the Adviser’s estimate of each security’s ability to deliver long-term capital appreciation.

When the Portfolio acquires debt securities, it primarily does so where the Adviser believes that those securities will be worth significantly more when they are eventually sold, redeemed, mature or are converted into another form through a company restructuring. These securities may be defaulted or may be paying a current yield, but the Portfolio does not generally seek interest income as a primary strategy. The Adviser, on behalf of the Portfolio, may also participate on committees formed by the creditors to negotiate with debtors with respect to restructuring issues.

The Portfolio is non-diversified. This means that the Portfolio may have investments in fewer issuers than a diversified portfolio of comparable size.

Investment Risks

Credit and Interest Rate Risk. The market value of debt securities is affected by changes in prevailing interest rates and the perceived credit quality of the issuer. When prevailing interest rates fall or perceived credit quality improves, the market value of the affected debt securities generally rises. Conversely, when interest rates rise or perceived credit quality weakens, the market value of the affected debt securities generally declines. The magnitude of these fluctuations will be greater when the maturity of the debt securities is longer.

Currency Risk. The Portfolio’s investments are denominated in or tied to the currencies of the countries in which they are primarily traded. Because the Portfolio may determine not to hedge its foreign currency exposure, the U.S. Dollar value of the Portfolio

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investments may be harmed by declines in the value of foreign currencies in relation to the U.S. Dollar. This may occur even if the value of the investment in the currency’s home country has not declined.

Foreign Securities Risk. Foreign securities from a particular country or region may be subject to currency fluctuations and controls or adverse political, social, economic or other developments that are unique to that particular country or region. Therefore, the prices of foreign securities in particular countries or regions may, at times, move in a different direction from those of U.S. securities. From time to time, foreign capital markets may exhibit more volatility than those in the U.S., and the securities markets of emerging market countries can be extremely volatile. Emerging market countries can generally have economic structures that are less diverse and

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mature, and political systems that are less stable, than those of developed countries.

High-Yield and Distressed Risk. The Portfolio’s investments in high-yield and distressed securities may expose the Portfolio to greater risks than if the Portfolio only owned higher-grade securities. The value of high-yield, lower quality securities is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. Issuers of high-yield securities are not as strong financially as those with higher credit ratings, so the securities are usually considered speculative investments. These issuers are more vulnerable to financial setbacks and recession than are more creditworthy issuers, which may impair their ability to make interest and principal payments.

Market Risk. Prices of securities have historically fluctuated. The value of the Portfolio will similarly fluctuate and their investors could lose money.

Focus and Non-Diversification Risk. A non-diversified fund can be more volatile than a diversified fund, and volatility may be expected to increase when a Portfolio makes significant investments in a single issuer or issuers within a particular industry or geographic region because the Portfolio is more susceptible to adverse effects from such issuer or issuers.

Small-Cap and Mid-CapRisk. The Portfolio may invest from time to time in smaller and midsize companies and the securities of such issuers tend to be more volatile and less liquid than those of larger companies. The markets for these securities are also less liquid than those for larger companies. This can adversely affect the prices at which the Portfolio can purchase and sell these securities, and thus the value of the Portfolio’s shares.

Style Risk. The Portfolio frequently identifies opportunities in industries that appear to be temporarily depressed. The prices of securities in these industries may tend to go down more than those of companies in other industries. Because of the Portfolio’s disciplined and deliberate investing approach, there may be times when the Portfolio will have a significant cash position. A substantial cash position can adversely impact the Portfolio’s performance in certain market conditions, and may make it more difficult for the Portfolio to achieve its investment objective.

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Insolvency and Bankruptcy Risk. The Portfolio’s investments in obligations of stressed, distressed and bankrupt issuers, including debt obligations that are in default, generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative. There is even a potential risk of loss by the Portfolio of their entire investment in such securities. There are a number of significant risks inherent in the bankruptcy process. A bankruptcy filing by an issuer may adversely and permanently affect the market position and operations of the issuer. Many factors of the bankruptcy process, including court decisions, the size and priority of other claims, and the duration and costs of the bankruptcy process, are beyond the control of the Portfolio and can adversely affect the Portfolio’s return on investment. For example, a court could invalidate or subordinate a debt obligation of, or reclaim amounts paid by a debtor to, the Portfolio. To the extent that any such payments are recaptured from the Portfolio the resulting loss will be borne by the Portfolio and their investors. The Adviser, on behalf of the Portfolio, may also participate on committees formed by creditors to negotiate with debtors with respect to restructuring issues. There can be no assurance that the Adviser’s participation would yield favorable results for the Portfolio, and such participation may subject the Portfolio to additional duties, liabilities and trading restrictions in a particular investment.

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MANAGEMENT

The Investment Adviser

Third Avenue Management LLC, 622 Third Avenue, New York, NY 10017, is the investment adviser for the Portfolio. The Adviser manages the Portfolio’s investments, provides various administrative services and supervises the Portfolio’s daily business affairs, subject to the authority of the Board of Trustees of Third Avenue Variable Series Trust (the “Trust”). The Adviser provides investment advisory or sub-advisory services to 11 other open-end U.S. mutual funds with assets in excess of $12 billion as of January 31, 2010. The Adviser or its predecessor has been an investment adviser for mutual funds since its organization in 1986. The Portfolio has historically placed a substantial majority of its equity securities transactions through the Adviser’s affiliated broker-dealer, M.J. Whitman LLC, which also serves as distributor of the Portfolio. The Portfolio and the Adviser have adopted policies and procedures designed to enable these trades to be executed in conformance with relevant regulatory requirements and with the Adviser’s duty to seek best execution. Commissions generated from these transactions are not intended to compensate M.J. Whitman LLC for any services or other arrangements other than execution. Affiliated Managers Group, Inc. owns an indirect majority equity interest in the Adviser and M.J. Whitman LLC.

Advisory Fees

The Portfolio paid the Adviser a fee equal to 0.87% (net of advisory fee waiver) of its average daily net assets for the fiscal year ended December 31, 2009. The Portfolio’s Annual Report to Shareholders for the period ended December 31, 2009 contains a discussion of the basis of the Board of Trustees’ determination to continue the investment advisory arrangements.

Portfolio Managers

The Statement of Additional Information (“SAI”) provides additional information about the portfolio managers’ compensation, additional accounts that they manage, and ownership of shares in the Portfolio.

Curtis Jensen

Curtis Jensen has served as co-portfolio manager since April 30, 2001. He is also the portfolio manager of Third Avenue Small-Cap Value Fund. Additionally, Mr. Jensen manages the Third Avenue Small-Cap Value Fund (UCITS) and several of Third Avenue Management LLC’s sub-advised portfolios. He has also served as Co-Chief Investment Officer of the Adviser since February 2003. He has been employed by the Adviser (and its predecessor entity) since 1995. Prior to joining the Adviser, Mr. Jensen was a graduate business student at the Yale School of Management from 1993 to 1995, where he studied under Martin J. Whitman, Chairman of the Trust. Prior to that, Mr. Jensen was a director of and managed the operations of, a specialty food manufacturer, and was an investment banker with Manufacturers Hanover Trust Company and Enright & Company. He currently serves on the Nomination Committee of Investor AB, an industrial holding company based in Sweden.

Mr. Jensen received his M.B.A. from the Yale School of Management and his B.A. in Economics from Williams College.

Ian Lapey

Ian Lapey has served as co-portfolio manager since May 1, 2008. He is also the co-portfolio manager of Third Avenue Value Fund and has been the designated successor to Martin Whitman, as the portfolio manager of Third Avenue Value Fund, since December 2006. He is a portfolio manager for Third Avenue Management LLC’s value and small-cap value sub-advised portfolios. Additionally, Mr. Lapey is Co-Manager of the Third Avenue Value Fund (UCITS). He joined Third Avenue Management in 2001. Prior to joining Third Avenue, Mr. Lapey was an equity research analyst with Credit Suisse First Boston, covering the housing and furniture industries. Previously, he held various research positions with Salomon Brothers, Hampshire Securities and Lord Abbett & Co. Earlier in his career, Mr. Lapey was a financial analyst for Revlon and a staff accountant for Ernst & Young.

Mr. Lapey received an M.B.A. from New York University Stern School of Business, an M.S. in Accounting from Northeastern University Graduate School of Professional Accounting, and a B.A. in Economics from Williams College. He was previously a Certified Public Accountant (currently inactive and unregistered).

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SHAREHOLDER GUIDE

Purchase of Shares

The Portfolio is open for business each day the New York Stock Exchange (“NYSE”) is open for trading. The Portfolio offers its shares only to separate accounts (the “Accounts”) of insurance companies (“Participating Insurance Companies”) taxed as domestic insurance companies for U.S. federal income tax purposes to fund the benefits of variable annuity or variable life insurance policies (the “Contracts”). The Participating Insurance Company is responsible for properly transmitting purchase orders and funding such purchases. Contract owners should consult the prospectus of the relevant Account for more information about buying Portfolio shares. The Portfolio reserves the right to reject any order for the purchase of shares.

The Adviser utilizes a portion of its assets to pay certain Participating Insurance Companies that make the Portfolio available as an investment option in its insurance products for shareholder servicing and administrative services. Subject to tax limitations and approval by the Board of Trustees, the Portfolio pays a portion of these charges representing savings of expenses the Portfolio would otherwise incur in maintaining fully separate shareholder accounts for those who invest in the Portfolio through these programs.

Price of Shares

The price your contract will pay for a share of the Portfolio is the Portfolio’s net asset value per share (“NAV”). NAV is calculated as of the close of regular trading on the NYSE, normally 4:00 p.m., Eastern time. The NAV of the Portfolio is determined by dividing the value of all portfolio securities, cash, and other assets, including accrued interest and dividends, owned by the Portfolio, less all liabilities, including accrued expenses of the Portfolio, by the total number of outstanding shares of the Portfolio. Your order will be priced at the next NAV calculated following receipt of your transaction in good order by your Participating Insurance Company.

The Portfolio will generally value securities using the most readily available market price. The Portfolio’s investments are generally valued at market value. Certain short-term securities with 60 days or less until maturity are valued based on amortized cost. Illiquid securities and other securities and assets for which market quotations are not readily available or are deemed unreliable are valued at “fair value,” as determined in good faith by or in accordance with procedures adopted by the Board of Trustees. These types of assets can include high yield bonds, defaulted securities and private investments that do not trade publicly, among other things. If the principal market for a security has closed before the time as of which the NAV is being calculated, the Portfolio, pursuant to procedures approved by the Board of Trustees, may consider information regarding more recent trades on other markets along with other factors. The Trust has retained a third party provider that, under certain circumstances selected by the Portfolio, applies a statistical model to provide fair value pricing for foreign securities whose principal markets that are no longer open when the Portfolio calculates its NAV if certain events have occurred after the principal markets have closed but prior to the time as of which the Portfolio computes its net asset values. This means that the Portfolio’s NAV may be based, at least in part, on prices other than those determined as of the close of the principal markets in which such assets trade. Foreign securities held by the Portfolio generally trade on foreign markets which may be open on days when the NYSE is closed, so that the value of the Portfolio securities can change on a day that you cannot purchase or redeem shares.

Redemption of Shares

Shares of the Portfolio may be redeemed on any day during which the NYSE is open or unless the SEC declares an emergency. Redemption requests that contain a restriction as to the time, date or share price at which the redemption is to be effective will not be honored. The Portfolio will usually make payment for redemptions of Portfolio shares within one business day, but reserves the right to make payment up to seven calendar days after receipt of a redemption request.

Frequent Trading

The Portfolio is intended for long-term investors and not for those who wish to trade frequently in its shares. The Portfolio discourages frequent purchases and redemptions of Portfolio shares and will not knowingly accommodate frequent

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trading in Portfolio shares. The Board of Trustees of the Trust has adopted policies and procedures designed to prevent frequent trading in Portfolio shares, commonly referred to as “market timing,” because such activities are disruptive to the management of the Portfolio, and may increase Portfolio expenses and negatively affect the Portfolio’s performance. The Portfolio believes that excessive short-term trading of Portfolio shares creates risks for the Portfolio and its long-term investors, including interference with efficient portfolio management, increased administrative and brokerage costs, and dilution in the value of its shares from traders seeking short-term profits from market momentum, time-zone arbitrage and other timing strategies.

The Adviser monitors the trading activities of the Accounts on a regular basis. If the Adviser determines, in its sole discretion, that an Account shows a pattern of excessive trading and/or excessive exchanging in the Portfolio, it will then consult with the relevant Participating Insurance Company and will seek to have future purchases of Portfolio shares by the relevant Contract owners restricted. The Adviser will keep the Board of Trustees informed periodically regarding the implementation of these frequent trading policies and procedures. The Portfolio reserves the right to refuse a purchase order for any reason if the Portfolio’s Adviser believes, in its sole discretion, that an Account is engaging in short-term trading activities that may be harmful to the Portfolio and its investors.

Transactions accepted by a Participating Insurance Company from an investor who has previously been barred from future purchases are not deemed accepted by the Portfolio and may be cancelled or revoked within two days of detection by the Portfolio. In the event that any purchase order is refused or revoked, the purchase price will be refunded as soon as practicable, which may be as little as one day or as long as 15 days, depending on the type and status of payment at the time of detection.

If the Portfolio determines that a Participating Insurance Company may not be acting properly to prevent short-term trading, the Portfolio has the right to access information about beneficial shareholder transactions in Accounts of Participating Insurance Companies held through omnibus accounts, benefit plans or other intermediaries and intends to do so. Utilizing these information rights will assist the Portfolio in preventing short-term trading, although there is always some risk that a Contract owner acting through an Account might be able to engage in short-term trading to the detriment of the Portfolio.

Certain Expenses

Contract owners will bear various distribution-related and insurance-related costs at the Account level and should refer to the accompanying Account prospectus for a summary of such fees and expenses.

General

The Portfolio expects to pay dividends from its investment company taxable income (which includes short-term capital gain) and to distribute any realized net capital gain to the Accounts, in each case at least annually. All dividends and capital gain distributions from the Portfolio are automatically reinvested by the Accounts in additional shares of such Portfolio. Net capital gain represents the excess of net long-term capital gain over net short-term capital loss.

DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS AND TAXES

The Portfolio has elected to be treated, has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As long as the Portfolio so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Portfolio will not be required to pay federal income taxes on any income it distributes to shareholders. The Portfolio expects to distribute substantially all of its net investment income and net capital gains at least annually.

The insurance company that issued the variable contract (and not the holder of the variable contract) will generally be treated as the owner of the Portfolio shares for U.S. federal income tax purposes, as long as there is compliance with certain rules, described below. This permits the holder of the variable contract to defer recognition of any income or gain distributed by the Portfolio or of any gain from the sale of appreciated Portfolio shares credited to the value of the variable contract until the holder takes a distribution from the variable contract. For this purpose, the Code requires that certain diversification and investor control requirements be satisfied. The diversification rules generally provide that if by the end of a calendar quarter (or within 30 days thereafter) no more than 55% of the total assets of the Portfolio are represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments, the Portfolio will be treated as adequately diversified. Under these rules, all securities of the same issuer are considered a single investment, but in the case of Government securities, each Government agency or instrumentality is considered to be a separate issuer. An alternative asset diversification test may be satisfied under certain circumstances. In addition, to satisfy the investor control rules, the Code requires that all Portfolio shares be owned exclusively by insurance companies in support of variable contracts (certain other permitted investors, such as qualified pension funds, may also own Portfolio shares) and that the Portfolio maintains its tax status as a regulated investment company. The Portfolio intends to satisfy the diversification and investor control requirements of the Code and to maintain its status as a regulated investment company.

You should consult the separate account prospectus for specific information regarding the U.S. federal income tax consequences of buying and holding a variable contract and of investing in the Portfolio through a separate account. The Statement of Additional

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Information for the Portfolio contains a more detailed summary of the U.S. federal income tax rules that apply to the Portfolio and its insurance company shareholders. The preceding discussion is meant to provide only a general summary of the potential U.S. federal income tax consequences of an investment in the Portfolio through the purchase of a variable contract. Legislative, judicial or administrative action may change the tax rules that apply to the Portfolio, its insurance company shareholders and/or the variable contract holders. Any such change may be retroactive. You should consult your tax advisor concerning the tax consequences of the purchase of a variable contract and an investment in the Portfolio.

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FINANCIAL HIGHLIGHTS

The following Financial Highlights table is intended to help you understand the Portfolio’s financial performance for the last five fiscal years. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). The Financial Highlights for the fiscal years included herein have been audited by XXXX, an independent registered public accounting firm, whose unqualified report on the December 31, 2009 financial statements and accompanying notes appear in the Portfolio’s 2009 Annual Report to Shareholders. These figures do not reflect charges assessed at the Contract or Account level. If any such charges were included, returns would be lower.

Selected data (for a share outstanding throughout each year) and ratios are as follows:

	Years Ended December 31,

	2009	2008	2007	2006	2005

Net asset value, beginning of year	$12.01	$25.92	$29.84	$27.41	$24.73

Income (loss) from investment operations:

Net investment income	0.26 [1]	0.26 [1]	0.15	0.29	0.02
Net gain (loss) on investment transactions (both realized and unrealized)	4.69	(10.37)	(1.45)	3.88	3.55

Total from investment operations	4.95	(10.11)	(1.30)	4.17	3.57

Less distributions:
Dividends from net investment income	—	(0.18)	(0.67)	(0.40)	(0.34)
Distributions from realized gains	(3.43)	(3.62)	(1.95)	(1.34)	(0.55)

Total distributions	(3.43)	(3.80)	(2.62)	(1.74)	(0.89)

Net asset value, end of year	$13.53	$12.01	$25.92	$29.84	$27.41

Total return[2]	45.35%	(43.66)%	(4.80)%	15.78%	14.63%

Ratios/Supplemental Data:
Net assets, end of year (in thousands)	$237,637	$196,912	$462,937	$540,706	$481,252
Ratio of expenses to average net assets Before fee waivers	1.33%	1.24%	1.17%	1.17%	1.19%
After fee waivers[3]	1.30%[4]	1.24%	1.17%	1.17%	1.19%
Ratio of net investment income to average net assets	2.01%	1.30%	0.42%	0.74%	0.04%
Portfolio turnover rate	8%	77%	20%	9%	12%

[1]	Calculated based on the average number of shares outstanding during the year.
[2]

Performance figures may reflect fee waivers. Past performance is no guarantee of future results. In the absence of fee waivers, the total returns would have been lower. Total return does not reflect charges pursuant to the terms of insurance contracts funded by separated accounts that invest in the Portfolio’s shares.

[3]	As a result of an expense limitation, the ratio of expenses to average net assets will not exceed 1.30%.
[4]	The investment adviser waived a portion of its fees.

14

Third Avenue Funds 622 Third Avenue New York, NY 10017 Phone (212) 888-5222 Toll Free (800) 443-1021 www.thirdave.com

Investment Adviser Third Avenue Management LLC 622 Third Avenue New York, NY 10017

FOR MORE INFORMATION

More information on the Portfolio is available free upon request, including the following:

•

Shareholder reports — Additional information about the Portfolio’s investments is available in the Portfolio’s Annual and Semi-Annual Reports to Shareholders. The Portfolio’s Annual Report to Shareholders contains a discussion of the market conditions and investment strategies that significantly affected the Portfolio’s performance during the last fiscal year.

•

Statement of Additional Information (SAI) — The SAI provides more detailed information about the Portfolio, is on file with the Securities and Exchange Commission (the “SEC”), and is incorporated by reference (is legally considered part of this Prospectus).

You can obtain the Portfolio’s SAI and Reports to Shareholders without charge, upon request, and otherwise make inquiries to the Portfolio by writing or calling the Portfolio at 622 Third Avenue, New York, NY 10017, (800) 443-1021 or (212) 888-5222.

Although the Portfolio’s Prospectus, SAI, Shareholder Reports and other additional information are not available on the Portfolio’s website (because the Portfolio ordinarily is not a direct source of information for Contract owners investing in the Portfolio through Accounts), they are available free of charge at the SEC’s Internet Web site (http://www.sec.gov).

Information about the Portfolio, including the SAI, can be reviewed at the SEC’s Public Reference Room in Washington D.C. (phone 202-551-8090 for information). Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the e-mail address publicinfo@sec.gov, or by writing the SEC’s Public Reference Branch, 100 F Street NE, Room 1580, Washington, D.C. 20549-1520. Reports and other information about the Portfolio are also available on the SEC’s Internet Web site (http://www.sec.gov).

The Trust’s SEC file number is 811-9395.

STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 30, 2010

THIRD AVENUE VARIABLE SERIES TRUST
THIRD AVENUE VALUE PORTFOLIO

This Statement of Additional Information (“SAI”) is not a Prospectus and should be read together with the Prospectus of the Third Avenue Value Portfolio (the “Portfolio” or the “Fund”) dated April 30, 2010. The Portfolio’s Annual Report to Shareholders is incorporated by reference in this SAI (is legally considered part of this SAI). A copy of the Prospectus and the Portfolio’s reports to shareholders may be obtained without charge by writing to the Portfolio at 622 Third Avenue, New York, NY 10017, or by calling the Portfolio at (800) 880-8442 (toll free) or (212) 888-5222.

GENERAL INFORMATION

This Statement of Additional Information is in addition to and serves to expand and supplement the current Prospectus of Third Avenue Variable Series Trust (the “Trust”). The Trust is an open-end, non-diversified management investment company, which currently consists of one investment series: THIRD AVENUE VALUE PORTFOLIO (the “Portfolio” or the “Fund”). The Trust was organized as a statutory trust under the laws of the state of Delaware pursuant to an Agreement and Declaration of Trust dated June 16, 1999.

The shares of the Portfolio may be purchased only by the separate accounts of insurance companies taxed as domestic insurance companies for U.S. Federal income tax purposes for the purpose of funding variable life insurance policies and variable annuity contracts.

INVESTMENT POLICIES

The Prospectus discusses the investment objective of the Portfolio and the principal investment strategies to be employed to achieve that objective. This section contains supplemental information concerning certain types of securities and other instruments in which the Portfolio may invest, additional strategies that the Portfolio may utilize, and certain risks associated with such investments and strategies.

The Portfolio expects to invest in a broad range of securities and other instruments subject to the Portfolio’s principal investment strategy. The particular types of securities and the percentage of the Portfolio’s assets invested in each type will vary depending on where the adviser, Third Avenue Management LLC (the “Adviser”), sees the most value at the time of investment. The following is a description of the different types of investments in which the Portfolio may invest and certain of the risks relating to those investments.

INVESTMENT IN EQUITY SECURITIES

The Portfolio may invest in equity securities. In selecting equity securities, the Adviser generally seeks issuing companies that exhibit the following characteristics:

(1)

A strong financial position, as measured not only by balance sheet data but also by off-balance sheet assets, liabilities and contingencies (as disclosed in footnotes to financial statements and as determined through research of public information);

(2)	Responsible management and control groups, as gauged by managerial competence as operators and investors as well as by an apparent absence of intent to profit at the expense of stockholders;

(3)

Availability of comprehensive and meaningful financial and related information. A key disclosure is audited financial statements and information which the Adviser believes are reliable benchmarks to aid in understanding the business, its values and its dynamics; and

(4)

Availability of the security at a market price which the Adviser believes is at a substantial discount to the Adviser’s estimate of what the issuer would be worth as a private company or as a takeover or merger and acquisition candidate.

Investing in equity securities has certain risks, including the risk that the financial condition of the issuing company of the Portfolio’s securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus in the value of the Portfolio’s shares). Equity securities are especially susceptible to general stock market movements and to increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks owned by the Portfolio thus may be expected to fluctuate.

In selecting preferred stocks, the Adviser will use its selection criteria for either equity securities or debt securities, depending on the Adviser’s determination as to how the particular issue should be viewed, based, among other things, upon the terms of the preferred stock and where it fits in the issuer’s capital structure. Preferred stocks are usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks of the same issuer. Such securities may pay cumulative dividends. Because the dividend rate is pre-established, and as these securities are senior to common stocks, they tend to have less possibility of capital appreciation.

Although the Adviser does not focus on market factors in making investment decisions, the Portfolio is, of course, subject to the vagaries of the markets.

The Portfolio may invest from time to time in smaller companies whose securities tend to be more volatile and less liquid than securities of larger companies.

INVESTMENT IN DEBT SECURITIES

The Portfolio intends its investment in debt securities to be, for the most part, in securities that the Adviser believes will provide above-average total returns, which can be generated from a combination of sources, including capital appreciation, fees and interest income. In selecting debt instruments for the Portfolio, the Adviser seeks the following characteristics:

1)	Reasonable covenant protection, price considered; and

2)	Total return potential substantially above that of a comparable credit.

In acquiring debt securities for the Portfolio, the Adviser generally will look for reasonable covenants which protect holders of the debt issue from possible adverse future events such as, for example, the addition of new debt senior to the issue under consideration. Also, the Adviser will seek to analyze the potential impacts of possible extraordinary events such as corporate restructurings, refinancings, or acquisitions. The Adviser will also use its best judgment as to the most favorable range of maturities. The Portfolio may invest in “mezzanine” issues such as non-convertible subordinated debentures.

The market value of debt securities is affected by changes in prevailing interest rates and the perceived credit quality of the issuer. When prevailing interest rates fall or perceived credit quality is increased, the market values of debt securities generally rise. Conversely, when interest rates rise or perceived credit quality is lowered, the market values of debt securities generally decline. The magnitude of these fluctuations will be greater when the average maturity of the portfolio securities is longer.

The fixed-income markets have been experiencing a period of extreme volatility which has negatively impacted market liquidity conditions. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. However, these concerns have been expanded to include a broad range of mortgage- and asset-backed and other fixed-income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, fixed-income instruments have been experiencing liquidity issues, increased price volatility, credit downgrades and increased likelihood of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. Domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers that have exposure to the real estate, mortgage and credit markets particularly affected. These events and the continuing market upheavals may have an adverse effect on the Portfolio’s investments.

CONVERTIBLE SECURITIES

The Portfolio may invest in convertible securities, which are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a prescribed amount of equity securities (generally common stock) of the same or a different issuer within a particular period of time at a specified price or formula. Convertible securities have general characteristics similar to both fixed income and equity securities. Yields for convertible securities tend to be lower than for non-convertible debt securities but higher than for common stocks. Although to a lesser extent than with fixed income securities generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying security and therefore also will react to variations in the general market for equity securities and the operations of the issuer. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. However, because of the subordination feature, convertible bonds and convertible preferred stock typically have lower ratings than similar non-convertible securities.

MORTGAGE-BACKED SECURITIES

The Portfolio may invest in mortgage-backed securities and derivative mortgage-backed securities, but does not intend to invest in “principal only” and “interest only” components. Mortgage-backed securities are securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The Adviser believes that, under certain circumstances, many mortgage-backed securities may trade at prices below their inherent value on a risk-adjusted basis and believes that selective purchases by the Portfolio may provide high yield and total return in relation to risk levels. The Portfolio intends to invest in these securities only when the Adviser believes, after analysis, that there is unlikely to be permanent impairment of capital as measured by whether there will be a money default by either the issuer or the guarantor of these securities.

As with other debt securities, mortgage-backed securities are subject to credit risk and interest rate risk. See “Investment in Debt Securities.” However, the yield and maturity characteristics of mortgage-backed securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may normally be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. The relationship between prepayments and interest rates may give some mortgage-backed securities less potential for growth in value than conventional fixed-income securities with comparable maturities. In addition, in periods of falling interest rates, the rate of prepayments tends to increase. During such periods, the reinvestment of prepayment proceeds by the Portfolio will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. If interest rates rise, borrowers may prepay mortgages more slowly than originally expected. This may further reduce the market value of mortgage-backed securities and lengthen their durations. Because of these and other reasons, a mortgage-backed security’s total return, maturity and duration may be difficult to predict precisely.

Mortgage-backed securities come in different classes that have different risks. Junior classes of mortgage-backed securities protect the senior class investors against losses on the underlying mortgage loans by taking the first loss if there are liquidations among the underlying loans. Junior classes generally receive principal and interest payments only after all required payments have been made to more senior classes. If the Portfolio invests in junior classes of mortgage-related securities, it may not be able to recover all of its investment in the securities it purchases. In addition, if the underlying mortgage portfolio has been overvalued, or if mortgage values subsequently decline, the Portfolio that invests in such securities may suffer significant losses.

Investments in mortgage-backed securities involve the risks of interruptions in the payment of interest and principal (delinquency) and the potential for loss of principal if the property underlying the security is sold as a result of foreclosure on the mortgage (default). These risks include the risks associated with direct ownership of real estate, such as the effects of general and local economic conditions on real estate values, the conditions of specific industry segments, the ability of tenants to make lease payments and the ability of a property to attract and retain tenants, which in turn may be affected by local market conditions such as oversupply of space or a reduction of available space, the ability of the owner to provide adequate maintenance and insurance, energy costs, government regulations with respect to environmental, zoning, rent control and other matters, and real estate and other taxes. The risks associated with the real estate industry will be more significant for the Portfolio to the extent that it invests in mortgage-backed securities. These risks are heightened in the case of mortgage-backed securities related to a relatively small pool of mortgage loans. If the underlying borrowers cannot pay their mortgage loans, they may default and the lenders may foreclose on the property. Finally, the ability of borrowers to repay mortgage loans underlying mortgage-backed securities will typically depend upon the future availability of financing and the stability of real estate values.

Mortgage-backed securities may be issued or guaranteed by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”) but also may be issued or guaranteed by other issuers, including private companies. Ginnie Mae is a government-owned corporation that is an agency of the U.S. Department of Housing and Urban Development. It guarantees, with the full faith and credit of the United States, full and timely payment of all monthly principal and interest on its mortgage-backed securities. Until recently, Fannie Mae and Freddie Mac were government-sponsored corporations owned entirely by private stockholders. Both issue mortgage-related securities that contain guarantees as to timely payment of interest and principal but that are not backed by the full faith and credit of the U.S. government. The value of the companies’ securities fell sharply in 2008 due to concerns that the firms did not have sufficient capital to offset losses. In September 2008, the Federal Housing Finance Agency placed Fannie Mae and Freddie Mac into conservatorship and the U.S. Treasury, through a secured lending credit facility and a senior preferred stock purchase agreement, enhanced the ability of each agency to meet its obligations.

The Portfolio’s investments in mortgage-based securities may include those that are issued by private issuers, and, therefore, may have some exposure to subprime loans as well as to the mortgage and credit markets generally. For mortgage loans not guaranteed by a government agency or other party, the only remedy of the lender in the event of a default is to foreclose upon the property. If borrowers are not able or willing to pay the principal balance on the loans, there is a good chance that payments on the related mortgage-related securities will not be made. Certain borrowers on underlying mortgages may become subject to bankruptcy proceedings, in which case the value of the mortgage-backed securities may decline. Private issuers include commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities (called special purpose vehicles) and other entities that acquire and package mortgage loans for resale as mortgage-backed securities. Unlike mortgage-based securities issued or guaranteed by the U.S. government or one of its sponsored entities, mortgage-backed securities issued by private issuers do not have a government or government-sponsored entity guarantee, but may have credit enhancement provided by external entities such as banks or financial institutions or achieved through the structuring of the transaction itself. However, there can be no guarantee that credit enhancements, if any, will be sufficient to prevent losses in the event of defaults on the underlying mortgage loans.

In addition, mortgage-backed securities that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those mortgage-backed securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying private mortgage-backed securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-backed securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Privately issued pools more frequently include second mortgages, high loan-to-value mortgages and manufactured housing loans. The coupon rates and maturities of the underlying mortgage loans in a private-label mortgage-backed securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements. The risk of non-payment is greater for mortgage-backed securities that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages. Privately issued mortgage-backed securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-backed securities held in the Portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

Recent disruption in the financial and credit markets has had and may continue to have severe long-term consequences, including a highly volatile and uncertain business environment. Risks of banking/financial services companies in particular include, but are not limited to, decreased asset values and impaired financial and mandatory operating ratios, losses of principal and interest on existing mortgages, loss of future revenues from a downturn in the volume of mortgage originations, securitizations and other directly and indirectly related business activity, a loss of collateral value, and slowdown in the housing and related industries generally. These factors and others may result in poor financial results, volatile and declining stock prices, and increased risk of bankruptcy and business failure generally for selected companies in the banking/financial services industry.

ASSET-BACKED SECURITIES

The Portfolio may invest in asset-backed securities that, through the use of trusts and special purpose vehicles, are securitized with various types of assets, such as automobile receivables, credit card receivables and home-equity loans in pass-through structures similar to, and having many of the same risks as, the mortgage-related securities described above. In general, the collateral supporting asset-backed securities is of shorter maturity than the collateral supporting mortgage loans and is less likely to experience substantial prepayments. However, asset-backed securities are not backed by any governmental agency.

COLLATERALIZED DEBT OBLIGATIONS

The Portfolio may invest in collateralized debt obligations (“CDOs”), which are securitized interests in pools of — generally non-mortgage — assets. Assets called collateral usually comprise loans or debt instruments. A CDO may be called a collateralized loan obligation (“CLO”) or collateralized bond obligation (“CBO”) if it holds only loans or bonds, respectively. Investors bear the credit risk of the collateral. Multiple tranches of securities are issued by the CDO, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of credit risk. If there are defaults or the CDO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Senior and mezzanine tranches are typically rated, with the former receiving ratings of A to AAA/Aaa and the latter receiving ratings of B to BBB/Baa. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.

FLOATING RATE, INVERSE FLOATING RATE AND INDEX OBLIGATIONS

The Portfolio may invest in debt securities with interest payments or maturity values that are not fixed, but float in conjunction with (or inversely to) an underlying index or price. These securities may be backed by U.S. Government or corporate issuers, or by collateral such as mortgages. The indices and prices upon which such securities can be based include interest rates, currency rates and commodities prices. However, the Portfolio will not invest in any instrument whose value is computed based on a multiple of the change in price or value of an asset or an index of or relating to assets in which the Portfolio cannot or will not invest.

Floating rate securities pay interest according to a coupon which is reset periodically. The reset mechanism may be formula based, or reflect the passing through of floating interest payments on an underlying collateral pool. Inverse floating rate securities are similar to floating rate securities except that their coupon payments vary inversely with an underlying index by use of a formula. Inverse floating rate securities tend to exhibit greater price volatility than other floating rate securities.

The Portfolio does not intend to invest more than 5% of its total assets in inverse floating rate securities. Floating rate obligations generally exhibit a low price volatility for a given stated maturity or average life because their coupons adjust with changes in interest rates. Interest rate risk and price volatility on inverse floating rate obligations can be high, especially if leverage is used in the formula. Index securities pay a fixed rate of interest, but have a maturity value that varies by formula, so that when the obligation matures a gain or loss may be realized. The risk of index obligations depends on the volatility of the underlying index, the coupon payment and the maturity of the obligation.

INVESTMENT IN HIGH-YIELD DEBT AND DISTRESSED SECURITIES

The Portfolio may invest in high-yield debt and distressed securities, which are securities rated below Baa by Moody’s Investors Service, Inc. (“Moody’s”) and below BBB by Standard & Poor’s Ratings Group (“Standard & Poor’s”) and unrated debt securities of similar credit quality, commonly referred to as “junk bonds.” See also “Investment in Debt Securities” and “Restricted and Illiquid Securities.” Such securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation, and may in fact be in default. The Portfolio also invests in distressed securities, which the

Adviser considers to be issued by companies that are, or might be, involved in reorganizations or financial restructurings, either out of court or in bankruptcy. The Portfolio’s investments in distressed securities typically involve the purchase of high-yield bonds, bank debt or other indebtedness of such companies. The Portfolio does not intend to invest more than 35% of its total assets in high-yield and distressed securities. The ratings of Moody’s and Standard & Poor’s represent their opinions as to the credit quality of the securities they undertake to rate (see Appendix A for a description of those ratings). It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market price risk of these securities. In seeking to achieve its investment objective, the Portfolio depends on the Adviser’s credit analysis to identify investment opportunities. For the Portfolio, credit analysis is not a process of merely measuring the probability of whether a money default will occur, but also measuring how the creditor would fare in a reorganization or liquidation in the event of a money default.

Before investing in any high-yield debt or distressed instruments, the Adviser will evaluate the issuer’s ability to pay interest and principal, as well as the seniority position of such debt in the issuer’s capital structure vis-a-vis any other outstanding debt or potential debts. There appears to be a direct cause and effect relationship between the weak financial conditions of issuers of high yield bonds and the market valuation and prices of their credit instruments, as well as a direct relationship between the weak financial conditions of such issuers and the prospects that principal or interest may not be paid.

The market price and yield of bonds rated below Baa by Moody’s and below BBB by Standard & Poor’s are more volatile than those of higher rated bonds due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, general market liquidity and the risk of an issuer’s inability to meet principal and interest payments. In addition, the secondary market for these bonds is generally less liquid than that for higher rated bonds.

Lower rated or unrated debt obligations also present reinvestment risks based on payment expectations. If an issuer calls the obligation for redemption, the Portfolio may have to replace the security with a lower yielding security, resulting in a decreased return for investors.

The market values of these higher-yielding debt securities tend to be more sensitive to economic conditions and individual corporate developments than those of higher rated securities. Companies that issue such bonds often are highly leveraged and may not have available to them more traditional methods of financing. Under adverse economic conditions, there is a risk that highly-leveraged issuers may be unable to service their debt obligations or to repay their obligations upon maturity. Under deteriorating economic conditions or rising interest rates, the capacity of issuers of lower-rated securities to pay interest and repay principal is more likely to weaken significantly than that of issuers of higher-rated securities. The Portfolio may also purchase or retain debt obligations of issuers not currently paying interest or in default (i.e., with a rating from Moody’s of C or lower or Standard & Poor’s of C1 or lower). In addition, the Portfolio may purchase securities of companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. Defaulted securities will be purchased or retained if, in the opinion of the Adviser, they may present an opportunity for subsequent price recovery, the issuer may resume payments, or other advantageous developments appear likely.

ZERO-COUPON AND PAY-IN-KIND SECURITIES

The Portfolio may invest in zero coupon and pay-in-kind (“PIK”) securities. Zero coupon securities are debt securities that pay no cash income but are sold at substantial discounts from their value at maturity. PIK securities pay all or a portion of their interest in the form of additional debt or equity securities. Because such securities do not pay current cash income, the price of these securities can be volatile when interest rates fluctuate. While these securities do not pay current cash income, federal income tax law requires the holders of zero coupon and PIK securities to include in income each year the portion of the original issue discount (or deemed discount) and other non-cash income on such securities accrued during that year. In order to continue to qualify for treatment as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”), and avoid a certain excise tax, the Portfolio may be required to distribute a portion of such discount and non-cash income and may be required to dispose of other portfolio securities, which may occur in periods of adverse market prices, in order to generate cash to meet these distribution requirements.

LOANS, DIRECT DEBT AND RELATED INSTRUMENTS

The Portfolio may invest in loans and other direct debt instruments owed by a borrower to another party, and may also from time to time make loans. These instruments represent amounts owed to lenders or lending syndicates (loans and loan participations) or to other parties. The Portfolio does not intend to invest more than 35% of its total assets in loans, direct debt and related instruments. Direct debt instruments may involve a risk of loss in case of default or insolvency of the borrower and may offer less legal protection to the Portfolio in the event of fraud or misrepresentation. The markets in loans are not regulated by federal securities laws or the Securities and Exchange Commission (“SEC”). As a non-fundamental policy, the Portfolio will not make loans, including loans of portfolio securities, in an amount exceeding 33 1/3% of the Portfolio’s total assets (including such loans), except that direct investments in debt instruments (including, without limitation, high-yield bonds (commonly known as “junk bonds” or “junk debt”), bank debt, convertible bonds or preferred stock, loans made to bankrupt companies (including debtor-in-possession loans), loans made to refinance distressed companies and other types of debt instruments shall not be deemed loans for the purpose of this limitation.

Senior Loans

The Portfolio may invest in senior secured floating rate loans (“Senior Loans”). Senior Loans generally are made to corporations, partnerships and other business entities (“Borrowers”) which operate in various industries and geographical regions. Senior Loans, which typically hold the most senior position in a Borrower’s capital structure, pay interest at rates that are redetermined periodically on the basis of a floating base lending rate, such as the London Inter-bank Offered Rate (LIBOR), plus a premium. This floating rate feature should help to minimize changes in the principal value of the Senior Loans resulting from interest rate changes. The Borrowers generally will use proceeds from Senior Loans to finance leveraged buyouts, recapitalizations, mergers, acquisitions and stock repurchases and, to a lesser extent, to finance internal growth and for other corporate purposes. The Portfolio invests primarily in Senior Loans that are below investment grade quality and are speculative investments that are subject to credit risk. The Portfolio will attempt to manage these risks through ongoing analysis and monitoring of Borrowers. Senior Loans in which the Portfolio invests may not be rated by a rating agency, will not be registered with the SEC or any state securities commission and generally will not be listed on any national securities exchange. Therefore, the amount of public information available about Senior Loans will be limited, and the performance of the Portfolio’s investments in Senior Loans will be more dependent on the analytical abilities of the Adviser than would be the case for investments in more widely rated, registered or exchange-listed securities. In evaluating the creditworthiness of Borrowers, the Adviser will consider, and may rely in part, on analyses performed by others. Moreover, certain Senior Loans will be subject to significant contractual restrictions on resale and, therefore, will be illiquid.

Loan Participations and Assignments

The Portfolio may invest in short-term corporate obligations denominated in U.S. and foreign currencies that are originated, negotiated and structured by a syndicate of lenders (“Co-Lenders”), consisting of commercial banks, thrift institutions, insurance companies, financial companies or other financial institutions one or more of which administers the security on behalf of the syndicate (the “Agent Bank”). Co-Lenders may sell such securities to third parties called “Participants.” The Portfolio may invest in such securities either by participating as a Co-Lender at origination or by acquiring an interest in the security from a Co-Lender or a Participant (collectively, “participation interests”). Co-Lenders and Participants interposed between the Portfolio and the Borrower, together with Agent Banks, are referred herein as “Intermediate Participants.”

The Portfolio also may purchase a participation interest in a portion of the rights of an Intermediate Participant, which would not establish any direct relationship between the Portfolio and the Borrower. A participation interest gives the Portfolio an undivided interest in the security in the proportion that the Portfolio’s participation interest bears to the total principal amount of the security. These instruments may have fixed, floating or variable rates of interest. The Portfolio would be required to rely on the Intermediate Participant that sold the participation interest not only for the enforcement of the Portfolio’s rights against the Borrower, but also for the receipt and processing of payments due to the Portfolio under the security. Because it may be necessary to assert through an Intermediate Participant such rights as may exist against the Borrower, in the event the Borrower fails to pay principal and interest when due, the Portfolio may be subject to delays, expenses and risks that are greater than those that would be involved if the Portfolio would enforce its rights directly against the Borrower. Moreover, under the terms of a participation interest, the Portfolio may be regarded as a creditor of the Intermediate Participant (rather than of the Borrower), so that the Portfolio may also be subject to the risk that the Intermediate Participant may become insolvent. Similar risks may arise with respect to the Agent Bank if, for example, assets held by the Agent Bank for the benefit of the Portfolio were determined by the appropriate regulatory authority or court to be subject to the claims of the Agent Bank’s creditors. In such case, the Portfolio might incur certain costs and delays in realizing payment in connection with the participation interest or suffer a loss of principal and/or interest. Further, in the event of the bankruptcy or insolvency of the Borrower, the obligation of the Borrower to repay the loan may be subject to certain defenses that can be asserted by such Borrower as a result of improper conduct by the Agent Bank or Intermediate Participant.

The Portfolio also may invest in the underlying loan to the Borrower through an assignment of all or a portion of such loan (“Assignments”) from a third party. When the Portfolio purchases Assignments from Co-Lenders it will acquire direct rights against the

Borrower on the loan. Because Assignments are arranged through private negotiations between potential assignees and potential assignors, however, the rights and obligations acquired by the Portfolio as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Co-Lender. The Portfolio may have difficulty disposing of Assignments because to do so it will have to assign such securities to a third party. Because there is no established secondary market for such securities, it is anticipated that such securities could be sold only to a limited number of institutional investors. The lack of an established secondary market may have an adverse impact on the value of such securities and the Portfolio’s ability to dispose of particular Assignments when necessary to meet the Portfolio’s liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the Borrower. The lack of an established secondary market for Assignments also may make it more difficult for the Portfolio to assign a value to these securities for purposes of valuing the Portfolio and calculating its net asset value.

DISTRESSED AND DEFAULTED INVESTMENTS

The Portfolio may invest in securities of companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. The Portfolio does not intend to invest more than 35% of its total assets in distressed and defaulted investments (included within the limit on loans, direct debt and related instruments of 35% of the Portfolio’s total assets). Such investments involve a substantial degree of risk. In any reorganization or liquidation proceeding relating to a company in which the Portfolio invests, the Portfolio may lose its entire investment, may be required to accept cash or securities with a value less than the Portfolio’s original investment, and/or may be required to accept payment over an extended period of time. Under such circumstances, the returns generated may not compensate the Portfolio adequately for the risks assumed.

A wide variety of considerations render the outcome of any investment in a financially distressed company uncertain, and the level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties, is unusually high. There is no assurance that the Adviser will correctly evaluate the intrinsic values of the distressed companies in which the Portfolio may invest. There is also no assurance that the Adviser will correctly evaluate how such value will be distributed among the different classes of creditors, or that the Adviser will have properly assessed the steps and timing thereof in the bankruptcy or liquidation process. Any one or all of such companies may be unsuccessful in their reorganization and their ability to improve their operating performance. Also, such companies’ securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies.

The Portfolio may invest in the securities of companies involved in bankruptcy proceedings, reorganizations and financial restructurings and may have a more active participation in the affairs of the issuer than is generally assumed by an investor. This may subject the Portfolio to litigation risks or prevent the Portfolio from disposing of securities. In a bankruptcy or other proceeding, a Portfolio as a creditor may be unable to enforce its rights in any collateral or may have its security interest in any collateral challenged, disallowed or subordinated to the claims of other creditors. While the Portfolio will attempt to avoid taking the types of actions that would lead to equitable subordination or creditor liability, there can be no assurance that such claims will not be asserted or that the Portfolio will be able to successfully defend against them.

TRADE CLAIMS

The Portfolio may invest in trade claims. Trade claims are interests in amounts owed to suppliers of goods or services and are purchased from creditors of companies in financial difficulty and often involved in bankruptcy proceedings. For purchasers such as the Portfolio, trade claims offer the potential for profits since they are often purchased at a significant discount from face value and, consequently, may generate capital appreciation in the event that the market value of the claim increases as the debtor’s financial position improves or the claim is paid.

An investment in trade claims is very speculative and carries a high degree of risk. Trade claims are illiquid instruments which generally do not pay interest and there can be no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim. The markets in trade claims are not regulated by federal securities laws or the SEC. Because trade claims are unsecured, holders of trade claims may have a lower priority in terms of payment than certain other creditors in a bankruptcy proceeding.

FOREIGN SECURITIES

The Portfolio may invest in foreign securities investments which will have characteristics similar to those of domestic securities selected for the Portfolio. The Portfolio seeks to avoid investing in securities in countries where there is no requirement to provide public financial information, or where the Adviser deems such information to be unreliable as a basis for analysis.

The value of the Portfolio investments may be adversely affected by changes in political or social conditions, diplomatic relations, confiscatory taxation, expropriation, nationalization, limitation on the removal of funds or assets, or imposition of (or change in) exchange control or tax regulations in those foreign countries. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of the Portfolio’s securities and could favorably or unfavorably affect the Portfolio’s operations. Furthermore, the economies of individual foreign nations may differ from the U.S. economy, whether favorably or unfavorably, in areas such as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position; it may also be more difficult to obtain and enforce a judgment against a foreign issuer. In general, less information is publicly available with respect to foreign issuers than is available with respect to U.S. companies. Most foreign companies are subject to accounting and reporting requirements that differ from those applicable to United States companies and that may be less informative. Any foreign investments made by the Portfolio must be made in compliance with U.S. and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments.

Because foreign securities generally are denominated and pay dividends or interest in foreign currencies, and the Portfolio may determine not to hedge or to hedge only partially its currency exchange rate exposure, the value of the net assets of the Portfolio as measured in U.S. dollars will be affected favorably or unfavorably by changes in exchange rates. Generally, the Portfolio’s currency exchange transactions will be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the currency exchange market. The cost of the Portfolio’s currency exchange transactions will generally be the difference between the bid and offer spot rate of the currency being purchased or sold. In order to protect against uncertainty in the level of future foreign currency exchange, the Portfolio is authorized to enter into certain foreign currency exchange transactions.

In addition, while the volume of transactions effected on foreign stock exchanges has increased in recent years, in most cases it remains appreciably below that of the U.S. exchanges or markets. Accordingly, the Portfolio’s foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. companies. In buying and selling securities on foreign exchanges, the Portfolio may pay fixed commissions that may differ from the commissions charged in the United States. In addition, there may be less government supervision and regulation of securities exchanges, brokers and issuers in foreign countries than in the United States.

DEVELOPED AND EMERGING MARKETS

The Portfolio may invest in issuers located in both developed and emerging markets. The Trust considers the world’s industrialized markets to generally include but are not limited to the following: Australia, Austria, Belgium, Bermuda, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Luxembourg, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States; and the world’s emerging markets to generally include but are not limited to the following: Argentina, Bolivia, Botswana, Brazil, Bulgaria, Chile, China, Colombia, Costa Rica, the Czech Republic, Ecuador, Egypt, Hungary, India, Indonesia, Israel, the Ivory Coast, Jordan, Malaysia, Mexico, Morocco, Nicaragua, Nigeria, Pakistan, Panama, Peru, Philippines, Poland, Romania, Russia, Slovakia, Slovenia, South Africa, South Korea, Sri Lanka, Taiwan, Thailand, Turkey, Uruguay, Venezuela, Vietnam and Zimbabwe.

Investment in securities of issuers based in underdeveloped emerging markets entails all of the risks of investing in securities of foreign issuers outlined in the above section to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the market for such securities and a low or nonexistent volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Portfolio’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

Custodial services and other costs relating to investment in emerging markets are more expensive than in the United States in certain instances. Such markets have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the Portfolio to make intended securities purchases due to settlement problems could cause the Portfolioto miss attractive investment opportunities. Inability to dispose of a security due to settlement problems could result either in losses to the Portfolio due to subsequent declines in the value of the security or, if the Portfolio has entered into a contract to sell the security, could result in possible liability to the purchaser.

DEPOSITARY RECEIPTS

The Portfolio may invest in American Depository Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”) (collectively known as “Depositary Receipts”). Depositary Receipts are certificates evidencing ownership of shares of a foreign-based issuer held in trust by a bank or similar financial institution. Designed for use in the U.S., international and European securities markets, respectively, ADRs, GDRs and EDRs are alternatives to the purchase of the underlying securities in their original markets and currencies. ADRs, GDRs and EDRs are subject to the same risks as the foreign securities to which they relate.

RESTRICTED AND ILLIQUID SECURITIES

The Portfolio will not purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid. Generally speaking, an illiquid security is any asset or investment of which the Portfolio cannot sell a normal trading unit in the ordinary course of business within seven days at approximately the value at which the Portfolio has valued the asset or investment, including securities that cannot be sold publicly due to legal or contractual restrictions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.

Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as “Rule 144A Securities”). Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid if they satisfy liquidity standards established by the Board of Trustees. The continued liquidity of such securities is not as well assured as that of publicly traded securities, and accordingly, the Adviser, subject to the Board’s oversight, will monitor their liquidity. To the extent the treats such securities are treated as liquid, temporary impairments to trading patterns of such securities may adversely affect the Portfolio’s liquidity.

The Portfolio may, from time to time, participate in private investment vehicles and/or in equity or debt instruments that do not trade publicly and may never trade publicly. These types of investments carry a number of special risks in addition to the normal risks associated with equity and debt investments. In particular, private investments are likely to be illiquid, and it may be difficult or impossible to sell these investments under many conditions. The Trust may from time to time establish one or more wholly-owned special purpose subsidiaries in order to facilitate the Portfolio’s investment program which may reduce certain of the costs (e.g., tax consequences) to the Portfolio.

INVESTMENT IN RELATIVELY NEW ISSUERS

The Portfolio may invest occasionally in the securities of selected new issuers. Investments in relatively new issuers, i.e., those having continuous operating histories of less than three years, may carry special risks and may be more speculative because such companies are relatively unseasoned. Such companies may also lack sufficient resources, may be unable to generate internally the funds necessary for growth and may find external financing to be unavailable on favorable terms or even totally unavailable. Those companies will often be involved in the development or marketing of a new product with no established market, which could lead to significant losses. The securities of such issuers may have a limited trading market which may adversely affect their disposition and can result in their being priced lower than might otherwise be the case. If other investors who invest in such issuers seek to sell the same securities when the Portfolio attempts to dispose of its holdings, the Portfolio may receive lower prices than might otherwise be the case.

TEMPORARY DEFENSIVE INVESTMENTS

When, in the judgment of the Adviser, a temporary defensive posture is appropriate, the Portfolio may hold all or a portion of its assets in short-term U.S. Government obligations, cash or cash equivalents. The adoption of a temporary defensive posture does not constitute a change in the Portfolio’s investment objective, and might impact the Portfolio’s performance.

DEMAND DEPOSIT ACCOUNTS

The Portfolio may hold a significant portion of its cash assets in interest-bearing or non-interest-bearing demand deposit accounts (“DDAs”) at the Portfolio’s custodian or another depository institutional insured by the Federal Deposit Insurance Corporation (the “FDIC”). Non-interest-bearing DDAs are fully insured by the FDIC until December 31, 2013; interest-bearing DDAs are insured by the FDIC only up to $250,000. The FDIC is an independent agency of the U. S. government, and FDIC deposit insurance is backed by the full faith and credit of the U. S. government.

BORROWING

The Portfolio may also make use of bank borrowing as a temporary measure for extraordinary or emergency purposes, such as for liquidity necessitated by shareholder redemptions, and may use securities as collateral for such borrowing. Such temporary borrowing may not exceed 5% of the value of the Portfolio’s total assets at the time of borrowing.

INVESTMENT IN OTHER INVESTMENT COMPANIES

The Portfolio may invest in securities of other investment companies, to the extent permitted under the Investment Company Act of 1940, as amended (the “1940 Act”), provided that after any purchase the Portfolio does not own more than 3% of such investment company’s outstanding voting stock. The Adviser will charge an advisory fee on the portion of the Portfolio’s assets that are invested in securities of other investment companies. Thus, shareholders will be responsible for a “double fee” on such assets, since both investment companies will be charging fees on such assets.

SIMULTANEOUS INVESTMENTS

Investment decisions for the Portfolio are made independently from those of the other funds and accounts advised by the Adviser and its affiliates. If, however, such other accounts wish to invest in, or dispose of, the same securities as the Portfolio, available investments will be allocated equitably to the Portfolio and other accounts. This procedure may adversely affect the size of the position obtained for or disposed of by the Portfolio or the price paid or received by the Portfolio.

SECURITIES LENDING

The Portfolio may lend its portfolio securities to qualified institutions. By lending its portfolio securities, the Portfolio would attempt to increase its income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that may occur during the term of the loan will be for the account of the Portfolio. The Portfolio may lend its portfolio securities so long as the terms and the structure of such loans are not inconsistent with the requirements of the 1940 Act, which currently provide that (a) the borrower pledge and maintain with the Portfolio collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the value of the securities loaned, (b) the borrower add to such collateral whenever the price of the securities loaned rises (i.e., the value of the loan is “marked to the market” on a daily basis), (c) the loan be made subject to termination by the Portfolio at any time and the loaned securities be subject to recall within the normal and customary settlement time for securities transactions and (d) the Portfolio receive reasonable interest on the loan (which may include the Portfolio’s investing any cash collateral in interest bearing short-term investments), any distributions on the loaned securities and any increase in their market value. If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates and the Portfolio could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extension of credit, there are risks of delay in recovery and in some cases even loss of rights in collateral should the borrower of the securities fail financially.

The Portfolio will not lend portfolio securities if, as a result, the aggregate of such loans exceeds 33 1/3% of the value of its total assets (including such loans). Loan arrangements made by the Portfolio will comply with all other applicable regulatory requirements. All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Adviser, and will be considered in making decisions with respect to lending of securities, subject to review by the Trust’s Board of Trustees.

The Portfolio may pay reasonable negotiated fees in connection with loaned securities, so long as such fees are set forth in a written contract and approved by its Board of Trustees. In addition, the Portfolio shall, through the ability to recall securities prior to any required vote, retain voting rights over the loaned securities.

On behalf of the Portfolio, the Trust has entered into a master lending arrangement with JPMorgan Chase in compliance with the foregoing requirements.

RISK OF MINORITY POSITIONS AND CONTROL POSITIONS

The Portfolio, individually or together with other funds and accounts managed by the Adviser, may obtain a controlling or other substantial position in a public or private company, which may impose additional risks. For example, should the Portfolio or other funds and accounts managed by the Adviser obtain such a position, the Adviser may be required to make filings concerning its holdings with the SEC or other regulatory bodies and it may become subject to other regulatory restrictions that could limit the ability of the Portfolio to dispose of their holdings at the times and in the manner the Portfolio would prefer. In addition, it is possible, although unlikely, that the Portfolio might be deemed, in such circumstances, liable for environmental damage, product defects, failure to supervise, and other types of liability in which the limited liability characteristic of business operations may be ignored.

Further, the Adviser may designate directors to serve on the boards of Portfolio companies. The designation of representatives and other measures contemplated could create exposure to claims by a portfolio company, its security holders and its creditors, including claims that the Portfolio or the Adviser is a controlling person and thus is liable for securities laws violations of a portfolio company. These control positions could also result in certain liabilities in the event of bankruptcy (e.g. extension to one year of the 90-day bankruptcy preference period) or reorganization of a portfolio company; could result in claims that the designated directors violate their fiduciary or other duties to a portfolio company or fail to exercise appropriate levels of care under applicable corporate or securities laws, environmental laws or other legal principles; and could create exposure to claims that they have interfered in management to the detriment of a portfolio company. Notwithstanding the foregoing, neither the Portfolio nor the Adviser will have unilateral control of any portfolio company and, accordingly, may be unable to control the timing or occurrence of an exit strategy for any portfolio company.

In addition, the Portfolio may incur large expenses when taking control positions and there is no guaranty that such expenses can be recouped. Also, there is no guaranty that the Portfolio will succeed in obtaining control positions. This could result in the Portfolio’s investments being frozen in minority positions and could incur substantial losses.

PORTFOLIO TURNOVER

The Portfolio’s investment objectives and policies, which emphasize long-term holdings, would tend to keep the number of portfolio transactions relatively low. The Portfolio’s turnover rate for the fiscal years ended December 31, 2009 and 2008 was 8% and 77%, respectively. On May 1, 2008 there was a change in co-portfolio manager for the Fund. The incoming co-portfolio manager made revisions to the portfolio that resulted in an unusually high portfolio turnover for the year.

SHORT SALES

The Portfolio may occasionally engage in short sales. In a short sale transaction, the Portfolio sells a security it does not own in anticipation of a decline in the market value of the security.

COMMODITIES

The Portfolio may, but currently does not intend to, invest in commodities or commodity contracts and futures contracts, except in connection with derivatives transactions.

DERIVATIVES

The Portfolio may invest in various instruments that are commonly known as “derivatives.” The Portfolio may invest in derivatives for various hedging and non-hedging purposes, including to hedge against foreign currency risk. Generally, a derivative is a financial arrangement, the value of which is based on, or “derived” from, a traditional security, asset or market index. Some derivatives such as mortgage-related and other asset-backed securities are in many respects like any other investments, although they may be more volatile or less liquid than more traditional debt securities. There are, in fact, many different types of derivatives and many different ways to use them. There is also a range of risks associated with those uses. Futures are commonly used for traditional hedging purposes to attempt to protect the Portfolio from exposure to changing interest rates, securities prices or currency exchange rates and for cash management purposes as a low cost method of gaining exposure to a particular securities market without investing directly in those securities. However, some derivatives are used for leverage, which tends to magnify the effects of an instrument’s price changes as market conditions change. Leverage involves the use of a small amount of money to control a large amount of financial assets and can, in some circumstances, lead to significant losses. The Adviser will use derivatives only in circumstances where it believes they offer the most economic means of improving the risk/reward profile of the Portfolio. In most circumstances, derivatives will not be used to increase Portfolio risk above the level that could be achieved using only traditional investment securities or to acquire exposure to changes in the value of assets or indices that by themselves would not be purchased for the Portfolio. The use of derivatives for non-hedging purposes may be considered speculative.

OPTIONS ON SECURITIES

The Portfolio may write (sell) covered call and put options to a limited extent on its portfolio securities (covered options) in an attempt to increase income. However, in so doing the Portfolio may forgo the benefits of appreciation on securities sold pursuant to the call options or may pay more than the market price on securities acquired pursuant to put options.

When the Portfolio writes a covered call option, it gives the purchaser of the option the right to buy the security at the price specified in the option (the “exercise price”) by exercising the option at any time during the option period. If the option expires unexercised, the Portfolio will realize income in an amount equal to the premium received for writing the option. If the option is exercised, the Portfolio must sell the security to the option holder at the exercise price. By writing a covered call option, the Portfolio forgoes, in exchange for the premium less the commission (net premium), the opportunity to profit during the option period from an increase in the market value of the underlying security above the exercise price. In addition, the Portfolio may continue to hold a stock which might otherwise have been sold to protect against depreciation in the market price of the stock.

A put option sold by the Portfolio is covered when, among other things, cash or securities acceptable to the broker are placed in a segregated account to fulfill the Portfolio’s obligations. When the Portfolio writes a covered put option, it gives the purchaser of the option the right to sell the underlying security to the Portfolio at the specified exercise price at any time during the option period. If the option expires unexercised, the Portfolio realizes income in the amount of the premium received for writing the option. If the put option is exercised, the Portfolio must purchase the underlying security from the option holder at the exercise price. By writing a covered put option, the Portfolio, in exchange for the net premium received, accepts the risk of a decline in the market value of the underlying security below the exercise price. The Portfolio will only write put options involving securities for which a determination is made at the time the option is written that the Portfolio wishes to acquire the securities at the exercise price.

The Portfolio may terminate or cover its obligation as the writer of a call or put option by purchasing an option with the same exercise price and expiration date as the option previously written. This transaction is called a “closing purchase transaction.” The Portfolio realizes a profit or loss from a closing purchase transaction if the amount paid to purchase an option is less or more, respectively, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Portfolio may make a “closing sale transaction” which involves liquidating the Portfolio’s position by selling the option previously purchased. Where the Portfolio cannot effect a closing purchase transaction, it may be forced to incur brokerage commissions or dealer spreads in selling securities it receives or it may be forced to hold underlying securities until an option is exercised or expires.

When the Portfolio writes an option, an amount equal to the net premium received by the Portfolio is included in the liability section of the Portfolio’s Statement of Assets and Liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked to market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the mean between the closing bid and asked prices. If an option expires on its stipulated expiration date or if the Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold) and the deferred credit related to such option is eliminated. If a call option is exercised, the Portfolio realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. The writing of covered call options may be deemed to involve the pledge of the securities against which the option is being written. Securities against which call options are written are segregated on the books of the Portfolio’s custodian.

The Portfolio may purchase call and put options on any securities in which it may invest. The Portfolio would normally purchase a call option in anticipation of an increase in the market value of such securities. The purchase of a call option entitles the Portfolio, in exchange for the premium paid, to purchase a security at a specified price during the option period. The Portfolio would ordinarily have a gain if the value of the securities increases above the exercise price sufficiently to cover the premium and would have a loss if the value of the securities remains at or below the exercise price during the option period.

The Portfolio normally purchases put options in anticipation of a decline in the market value of securities in its Portfolio (“protective puts”) or securities of the type in which it is permitted to invest. The purchase of a put option entitles the Portfolio, in exchange for the premium paid, to sell a security, which may or may not be held in the Portfolio’s holdings, at a specified price during the option period. The purchase of protective puts is designed merely to offset or hedge against a decline in the market value of the Portfolio’s holdings. Put options also may be purchased by the Portfolio for the purpose of benefiting from a decline in the price of securities which the Portfolio does not own. The Portfolio ordinarily recognizes a gain if the value of the securities decreases below the exercise price sufficiently to cover the premium and recognizes a loss if the value of the securities does not sufficiently decline. Gains and losses on the purchase of protective put options tend to be offset by countervailing changes in the value of underlying Portfolio securities.

The hours of trading for options on securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying securities markets that cannot be reflected in the option markets. It is impossible to predict the volume of trading that may exist in such options, and there can be no assurance that viable exchange markets will develop or continue.

The Portfolio may engage in over-the-counter options (“OTC Options”) transactions with broker-dealers who make markets in these options. The ability to terminate OTC Options positions is more limited than with exchange-traded option positions because the predominant market is the issuing broker rather than an exchange, and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. To reduce this risk, the Portfolio will purchase such options only from broker-dealers who are primary government securities dealers recognized by the Federal Reserve Bank of New York and who agree to (and are expected to be capable of) entering into closing transactions, although there can be no guarantee that any such option will be liquidated at a favorable price prior to expiration. The Adviser will monitor the creditworthiness of dealers with which the Portfolio enters into such options transactions under the general supervision of the Trust’s Trustees. Unless the Trustees conclude otherwise, the Portfolio intends to treat OTC Options and the assets used to “cover” OTC Options as not readily marketable and therefore subject to the Portfolio’s 15% limitation on investment in illiquid securities.

OPTIONS ON SECURITIES INDICES

In addition to options on securities, the Portfolio may purchase and write (sell) call and put options on securities indices. Such options will be used for the purposes described above under “Options on Securities.” Options on stock indices are generally similar to options on securities except that the delivery requirements are different. Instead of giving the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive a cash “exercise settlement amount” equal to (a) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the date of exercise, multiplied by (b) a fixed “index multiplier.” Receipt of this cash amount depends upon the closing level of the stock index upon which the option is based being greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The amount of cash received is equal to such difference between the closing price of the index and the exercise price of the option expressed in dollars or a foreign currency, as the case may be, times a specified multiple. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. The writer may offset its position in stock index options prior to expiration by entering into a closing transaction on an exchange or the option may expire unexercised.

Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Portfolio realizes a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use by the Portfolio of options on stock indices is subject to the Adviser’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

The Portfolio may, to the extent allowed by federal and state securities laws, invest in securities indices instead of investing directly in individual foreign securities. A stock index fluctuates with changes in the market values of the stocks included in the index.

Options on securities indices entail risks in addition to the risks of options on securities. The absence of a liquid secondary market to close out options positions on securities indices is more likely to occur, although the Portfolio generally will only purchase or write such an option if the Adviser believes the option can be closed out.

Use of options on securities indices also entails the risk that trading in such options may be interrupted if trading in certain securities included in the index is interrupted. The Portfolio will not purchase such options unless the Adviser believes the market is sufficiently developed such that the risk of trading in such options is no greater than the risk of trading in options on securities.

Price movements in the Portfolio’s holdings may not correlate precisely with movements in the level of an index and, therefore, the use of options on indices cannot serve as a complete hedge. Because options on securities indices require settlement in cash, the Adviser may be forced to liquidate Portfolio securities to meet settlement obligations.

OPTIONS ON FOREIGN SECURITIES INDICES

The Portfolio may purchase and write put and call options on foreign stock indices listed on domestic and foreign stock exchanges. The Portfolio may also purchase and write OTC Options on foreign stock indices. These OTC Options would be subject to the same liquidity and credit risks noted above with respect to OTC Options.

To the extent permitted by U.S. federal or state securities laws, the Portfolio may invest in options on foreign stock indices in lieu of direct investment in foreign securities. The Portfolio may also use foreign stock index options for hedging purposes.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS

The successful use of futures contracts and options thereon draws upon the Adviser’s skill and experience with respect to such instruments and usually depends on the Adviser’s ability to forecast interest rate and currency exchange rate movements correctly. Should interest or exchange rates move in an unexpected manner, the Portfolio may not achieve the anticipated benefits of futures contracts or options on futures contracts or may realize losses and thus will be in a worse position than if such strategies had not been used. In addition, the correlation between movements in the price of futures contracts or options on futures contracts and movements in the price of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses.

FUTURES CONTRACTS

Futures contracts are contracts to purchase or sell a fixed amount of an underlying instrument, commodity or index at a fixed time and place in the future. U.S. futures contracts have been designed by exchanges which have been designated contracts markets by the Commodities Futures Trading Commission (“CFTC”), and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market. Futures contracts trade on a number of exchanges, and clear through their clearing corporations.

The Portfolio may enter into contracts for the purchase or sale for future delivery of fixed-income securities, foreign currencies, or financial indices including any index of U.S. government securities, foreign government securities or corporate debt securities. The Portfolio may enter into futures contracts which are based on debt securities that are backed by the full faith and credit of the US government, such as long-term U.S. Treasury Bonds, Treasury Notes, Government National Mortgage Association modified pass-through mortgage-backed securities and three-month U.S. Treasury Bills. The Portfolio may also enter into futures contracts which are based on bonds issued by governments other than the U.S. government. Futures contracts on foreign currencies may be used to hedge against securities that are denominated in foreign currencies.

At the same time a futures contract is entered into, the Portfolio must allocate cash or securities as a deposit payment (initial margin). The initial margin deposits are set by exchanges and may range between 1% and 10% of a contract’s face value. Daily thereafter, the futures contract is valued and the payment of “variation margin” may be required, since each day the Portfolio provides or receives cash that reflects any decline or increase in the contract’s value.

Although futures contracts (other than those that settle in cash such as index futures) by their terms call for the actual delivery or acquisition of the instrument underlying the contract, in most cases the contractual obligation is fulfilled by offset before the date of the contract without having to make or take delivery of the instrument underlying the contract. The offsetting of a contractual obligation is accomplished by entering into an opposite position in the identical futures contract on the commodities exchange on which the futures contract was entered into (or a linked exchange). Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the instrument underlying the contract. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Portfolio incurs brokerage fees when it enters into futures contracts.

Except for futures contracts that are cash settled by their terms or as a result of arrangements entered into on behalf of the Portfolio with its futures brokers, the Portfolio must segregate at its custodian an amount of liquid assets equal to the aggregate potential contractual obligation in the contract. Other segregation requirements apply to cash settled futures or such other arrangements.

The ordinary spreads between prices in the cash and futures market, due to differences in the nature of those markets, are subject to distortions. First, all participants in the futures market are subject to initial and variation margin requirements. Rather than meeting additional variation margin requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on most participants entering into offsetting transactions rather than making or taking delivery. To the extent that many participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the margin deposit requirements in the futures market are less onerous than margin lending requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of distortion, a correct forecast of general interest rate or currency exchange rate trends by the Adviser may still not result in a successful transaction.

Futures contracts entail risks. Although the Adviser believes that use of such contracts will benefit the Portfolio, if the Adviser’s investment judgment about the general direction of the index or other asset or reference underlying the contract is incorrect, the overall performance of the Portfolio would be poorer than if they had not entered into any such contract. For example, if the Portfolio has hedged against the possibility of an increase in interest rates which would adversely affect the price of debt securities held in its Portfolio and interest rates decrease instead, the Portfolio will lose part or all of the benefit of the increased value of its debt securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of bonds may be, but will not necessarily be, at increased prices which reflect the rising market. The Portfolio may have to sell securities at a time when it may be disadvantageous to do so.

OPTIONS ON FUTURES CONTRACTS

The Portfolio may purchase and write options on futures contracts for hedging purposes. The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. For example, when the Portfolio is not fully invested it may purchase a call option on an interest rate sensitive futures contract to hedge against a potential price increase on debt securities due to declining interest rates. The purchase of a put option on a futures contract is similar in some respects to the purchase of protective put options on Portfolio securities. For example, the Portfolio may purchase a put option on an interest rate sensitive futures contract to hedge its Portfolio against the risk of a decline in the prices of debt securities due to rising interest rates.

The writing of a call option on a futures contract may constitute a partial hedge against declining prices of Portfolio securities which are the same as or correlate with the security or currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, the Portfolio retains the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the Portfolio’s holdings. The writing of a put option on a futures contract may constitute a partial hedge against increasing prices of the security or foreign currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Portfolio retains the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the Portfolio intends to purchase. If a put or call option the Portfolio has written is exercised, the Portfolio incurs a loss which is reduced by the amount of the premium it receives. Depending on the degree of correlation between changes in the value of its Portfolio securities and changes in the value of its futures positions, the Portfolio’s losses from existing options on futures may to some extent be reduced or increased by changes in the value of Portfolio securities.

The amount of risk the Portfolio assumes when it purchases an option on a futures contract is the premium paid for the option plus related transaction costs. In addition to the correlation risks discussed above, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased.

FUTURES CONTRACTS ON DOMESTIC AND FOREIGN SECURITIES INDICES

The Portfolio may enter into futures contracts providing for cash settlement based upon changes in the value of an index of domestic or foreign securities. This investment technique may be used as a low-cost method of gaining exposure to a particular securities market without investing directly in those securities or to hedge against anticipated future changes in general market prices which otherwise might either adversely affect the value of securities held by the Portfolio or adversely affect the prices of securities which are intended to be purchased at a later date for the Portfolio.

When used for hedging purposes, each transaction in futures contracts on a securities index involves the establishment of a position which the Adviser believes will move in a direction opposite to that of the investment being hedged. If these hedging transactions are successful, the futures positions taken for the Portfolio will rise in value by an amount which approximately offsets the decline in value of the portion of the Portfolio’s investments that are being hedged. Should general market prices move in an unexpected manner, the full anticipated benefits of futures contracts may not be achieved or a loss may be realized.

Although futures contracts on securities indices would be entered into for hedging purposes only, such transactions do involve certain risks. These risks include a lack of correlation between the futures contract and the foreign equity market being hedged, and incorrect assessments of market trends which may result in poorer overall performance than if a futures contract had not been entered into.

CREDIT DEFAULT SWAPS

The Portfolio may enter into credit default swap agreements and similar agreements, which may have as reference obligations securities that are or are not currently held by the Portfolio. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an up front payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Portfolio may be either the buyer or seller in the transaction. If the Portfolio is a buyer and no credit event occurs, the Portfolio recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Portfolio may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Portfolio generally receives an up front payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. Credit default swaps and similar instruments involve greater risks than if the Portfolio had invested in the reference obligation directly, since, in addition to general market risks, they are subject to valuation risk, illiquidity risk, counterparty risk and credit risk. The credit default swap market is relatively new and largely unregulated. It is possible that developments in the swap market, including potential government regulation, could adversely affect the Portfolio’s ability to effectively utilize credit default swaps.

CURRENCY EXCHANGE TRANSACTIONS

Because the Portfolio may buy and sell securities denominated in currencies other than the U.S. dollar and receives interest, dividends and sale proceeds in currencies other than the U.S. dollar, the Portfolio from time to time may enter into currency exchange transactions to convert to and from different foreign currencies and to convert foreign currencies to and from the U.S. dollar. The Portfolio either enters into these transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or uses forward contracts to purchase or sell foreign currencies.

FORWARD CURRENCY EXCHANGE CONTRACTS

The Portfolio may enter into foreign currency exchange contracts. A forward currency exchange contract (forward contract) is an obligation by the Portfolio to purchase or sell a specific currency at a future date. Forward foreign currency exchange contracts establish an exchange rate at a future date. These contracts are transferable in the interbank market conducted directly between currency traders (usually large commercial banks and brokerages) and their customers. A forward contract may not have a deposit requirement and may be traded at a net price without commission. The Portfolio maintains with its custodian a segregated account of cash or liquid securities in an amount at least equal to its obligations under each forward contract. Neither spot transactions nor forward contracts eliminate fluctuations in the prices of the Portfolio’s securities or in foreign exchange rates, or prevent loss if the prices of these securities should decline.

The Portfolio may enter into currency hedging transactions in an attempt to protect against changes in currency exchange rates between the trade and settlement dates of specific securities transactions or changes in currency exchange rates that would adversely affect a Portfolio position or an anticipated investment position. Since consideration of the prospect for currency parities will be incorporated into the Adviser’s long-term investment decisions, the Portfolio will not routinely enter into currency hedging transactions with respect to securities transactions; however, the Adviser believes that it is important to have the flexibility to enter into currency hedging transactions when it determines that the transactions would be in the Portfolio’s best interest. Although these transactions tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might be realized should the value of the hedged currency increase. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of such securities between the date the forward contract is entered into and the date it matures. The projection of currency market movements is extremely difficult, and the successful execution of a hedging strategy is highly uncertain.

Forward contracts may reduce the potential gain from a positive change in the relationship between the US dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for the Portfolio than if it had not entered into such contracts. The use of forward contracts may not eliminate fluctuations in the underlying US dollar equivalent value of the prices of or rates of return on the Portfolio’s foreign currency denominated Portfolio securities and the use of such techniques will subject the Portfolio to certain risks.

The matching of the increase in value of a forward contract and the decline in the US dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. In addition, the Portfolio may not always be able to enter into forward contracts at attractive prices and this will limit the Portfolio’s ability to use such contracts to hedge or cross-hedge its assets. The Portfolios’ cross hedges would generally entail hedging one currency to minimize or eliminate the currency risk of another, correlated currency. Also, with regard to the Portfolio’s use of cross-hedges, there can be no assurance that historical correlations between the movement of certain foreign currencies relative to the US dollar will continue.

Thus, at any time a poor correlation may exist between movements in the exchange rates of the foreign currencies underlying the Portfolio’s cross-hedges and the movements in the exchange rates of the foreign currencies in which the Portfolio’s assets that are the subject of such cross-hedges are denominated.

OPTIONS ON FOREIGN CURRENCIES

The Portfolio may purchase and write options on foreign currencies for hedging purposes in a manner similar to that in which futures contracts on foreign currencies, or forward contracts, will be utilized. For example, a decline in the dollar value of a foreign currency in which Portfolio securities are denominated will reduce the dollar value of such securities, even if their value in the foreign currency remains constant. In order to protect against such diminutions in the value of Portfolio securities, the Portfolio may purchase put options on the foreign currency. If the value of the currency does decline, the Portfolio will have the right to sell such currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its Portfolio which otherwise would have resulted.

Conversely, where a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby increasing the cost of such securities, the Portfolio may purchase call options thereon. The purchase of such options could offset, at least partially, the effects of the adverse movements in exchange rates. As in the case of other types of options, however, the benefit to the Portfolio deriving from purchases of foreign currency options will be reduced by the amount of the premium and related transaction costs. In addition, where currency exchange rates do not move in the direction or to the extent anticipated, the Portfolio could sustain losses on transactions in foreign currency options which would require it to forego a portion or all of the benefits of advantageous changes in such rates.

The purchase of an option on foreign currency may be used to hedge against fluctuations in exchange rates although, in the event of exchange rate movements adverse to the Portfolio’s position, it may forfeit the entire amount of the premium plus related transaction costs. In addition, the Portfolio may purchase call options on a foreign currency when the Adviser anticipates that the currency will appreciate in value.

The Portfolio may write options on foreign currencies for the same types of hedging purposes. For example, where the Adviser anticipates a decline in the dollar value of foreign currency denominated securities due to adverse fluctuations in exchange rates the Portfolio could, instead of purchasing a put option, write a call option on the relevant currency. If the expected decline occurs, the options will most likely not be exercised, and the diminution in value of Portfolio securities will be offset by the amount of the premium received. Similarly, instead of purchasing a call option to hedge against an anticipated increase in the dollar cost of securities to be acquired, the Portfolio could write a put option on the relevant currency which, if rates move in the manner projected, will expire unexercised and allow the Portfolio to hedge such increased cost up to the amount of the premium. As in the case of other types of options, however, the writing of a foreign currency option constitutes only a partial hedge up to the amount of the premium, and only if rates move in the expected direction. If this does not occur, the option may be exercised the Portfolio would be required to purchase or sell the underlying currency at a loss which may not be offset by the amount of the premium. Through the writing of options on foreign currencies, the Portfolio also may be required to forego all or a portion of the benefits which might otherwise have been obtained from favorable movements in exchange rates.

The Portfolio may write covered call options on foreign currencies. A call option written on a foreign currency by the Portfolio is “covered” if the Portfolio owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A call option is also covered if the Portfolio has a call on the same foreign currency and in the same principal amount as the call written where the exercise price of the call held (a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Portfolio in cash or liquid securities in a segregated account with its custodian.

The Portfolio also may write call options on foreign currencies that are not covered for cross-hedging purposes. A call option on a foreign currency is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a decline in the US dollar value of a security which the Portfolio owns or has the right to acquire and which is denominated in the currency underlying the option due to an adverse change in the exchange rate. In such circumstances, the Portfolio collateralizes the option by maintaining in a segregated account with its custodian, cash or liquid securities in an amount not less than the value of the underlying foreign currency in US dollars marked to market daily.

There is no assurance that a liquid secondary market will exist for any particular option, or at any particular time. If the Portfolio is unable to effect a closing purchase transaction with respect to covered options it has written, the Portfolio will not be able to sell the underlying currency or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Portfolio is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying currency. The Portfolio pays brokerage commissions or spreads in connection with its options transactions.

As in the case of forward contracts, certain options on foreign currencies are traded over-the-counter and involve liquidity and credit risks which may not be present in the case of exchange-traded currency options. In some circumstances, the Portfolio’s ability to terminate OTC Options may be more limited than with exchange-traded options. It is also possible that broker-dealers participating in OTC Options transactions will not fulfill their obligations. The Portfolio intends to treat OTC Options as not readily marketable and therefore subject to the Portfolio’s 15% limit on illiquid securities.

INVESTMENT RESTRICTIONS

For the benefit of shareholders, the Portfolio has adopted the following restrictions, which are FUNDAMENTAL policies and, together with the Portfolio’s investment objective, cannot be changed without the approval of a majority of the Portfolio’s outstanding voting securities.*

The Portfolio may not:

1.

Borrow money or pledge, mortgage or hypothecate any of its assets except that the Portfolio may borrow on a secured or unsecured basis as a temporary measure for extraordinary or emergency purposes. Such temporary borrowing may not exceed 5% of the value of the Portfolio’s total assets when the borrowing is made.

2.

Act as underwriter of securities issued by other persons, except to the extent that, in connection with the disposition of portfolio securities, it may technically be deemed to be an underwriter under certain securities laws.

3.	Invest in interests in oil, gas, or other mineral exploration or development programs, although it may invest in the marketable securities of companies which invest in or sponsor such programs.

4.	Issue any senior security (as defined in the 1940 Act). Borrowings permitted by Item 1 above are not senior securities.

5.

Invest 25% or more of the value of its total assets in the securities (other than Government Securities or the securities of other regulated investment companies) of any one issuer, or of two or more issuers which the Portfolio controls and which are determined to be engaged in the same industry or similar trades or businesses, or related trades or businesses.

6.	Invest 25% or more of the value of its total assets in any one industry.

The Portfolio is required to comply with the above fundamental investment restrictions applicable to it only at the time the relevant action is taken. The Portfolio is not required to liquidate an existing position solely because a change in the market value of an investment or a change in the value of the Portfolio’s net or total assets causes it not to comply with the restriction at a future date.** The Portfolio will not purchase any portfolio securities while any borrowing exceeds 5% of its total assets and will not pledge in excess of one-third of its assets to secure any such borrowings.

*

As used in this SAI as to any matter requiring shareholder approval of a “majority of the outstanding voting securities” means the vote at a shareholder meeting of (i) 67% or more of the voting securities of the Portfolio present or represented, if the holders of more than 50% of the outstanding voting securities are present in person or represented by proxy, or (ii) more than 50% of the outstanding voting securities, whichever is less.

**

In the unlikely event that debt exceeds one-third of the Portfolio’s assets at any time, the Adviser would take steps to reduce debt below this level within 3 business days. Also, should illiquid assets ever exceed 15% of the Portfolio’s net assets, the Adviser would work with the Board to determine the appropriate steps and timeframe for alleviating such excess.

MANAGEMENT OF THE TRUST

Board of Trustees of the Trust

Board's Oversight Role in Management. The Board's role in management of the Trust is oversight. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Trust, primarily the Investment Adviser and its affiliates, have responsibility for the day-to-day management of the Funds, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board interacts with and receives reports from senior personnel of the Adviser, including the Chief Financial Officer, General Counsel, Chief Compliance Officer (for the Trust and the Adviser), and each portfolio manager. The Board's audit committee (which consists of three Independent Trustees (as defined below)) meets during its scheduled meetings, and between meetings the audit committee chair maintains contact, with the Trust's independent registered public accounting firm and the Trust's Chief Financial Officer. The Board also receives periodic presentations from senior personnel of the Investment Adviser or its affiliates regarding risk management generally, as well as periodic presentations regarding specific operational, compliance or investment areas such as business continuity, anti-money laundering, personal trading, valuation, credit, investment research and securities lending. The Board has adopted policies and procedures designed to address certain risks to the Trust. In addition, the Investment Adviser and other service providers to the Trust have adopted a variety of policies, procedures and controls designed to address particular risks to the Funds. The Board also receives reports from counsel to the Trust and the Investment Adviser and the Board's own independent legal counsel regarding regulatory compliance and governance matters. The Board's oversight role does not make the Board a guarantor of the Trust's investments or activities.

Board Composition and Leadership Structure. The 1940 Act requires that at least 40% of a fund's Trustees not be "interested persons" (as defined in the 1940 Act) of the fund and as such are not affiliated with the Investment Adviser ("Independent Trustees"). To rely on certain exemptive rules under the 1940 Act, a majority of a fund's Trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, a majority of the Trust's Trustees are Independent Trustees. The Chairman of the Board is an interested person of the Trust, and the Independent Trustees have designated a lead Independent Trustee who chairs executive sessions of the Independent Trustees, reviews and comments on Board meeting agendas, represents the views of the Independent Trustees to management and facilitates communication among the Independent Trustees and their counsel. The lead independent Trustee is in frequent contact with senior personnel of the Adviser, including the Chief Executive Officer (who also serves as Trustee of the Trust), the Chief Financial Officer, the General Counsel, and the Chief Compliance Officer. The Board has determined that its leadership structure, in which the Independent Trustees have designated a lead Independent Trustee to function as described above, is appropriate in light of the services that the Investment Adviser and its affiliates provide to the Trust and potential conflicts of interest that could arise from these relationships.

Information About Each Trustee's Experience, Qualifications, Attributes or Skills. Trustees of the Trust, together with information as to their positions with the Trust, principal occupations and other board memberships for the past five years, are shown below. The Board believes that the significance of each Trustee's experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Trustee may not have the same value for another) and that these factors are best evaluated at the board level, with no single Trustee, or particular factor, being indicative of board effectiveness. However, the Board believes that Trustees need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Trust management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the Board believes that its members satisfy this standard. Experience relevant to having this ability may be achieved through a Trustee's educational background; business, professional training or practice (e.g.., medicine or law), public service or academic positions; experience from service as a board member (including the Board of the Trust) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences. To assist them in evaluating matters under federal and state law, the Trustees are counseled by their own independent legal counsel, who participates in Board meetings and interacts with the Investment Adviser, and also may benefit from information provided by the Trust's and the Investment Adviser's counsel; both Board and Trust counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

Each Trustee has been a Board member of the Trust for at least seven years. Several of the Board members also serve on the Boards of other fund complexes. Additional information about each Trustee is included in the table that describes some of the specific experiences, qualifications, attributes or skills that each Trustee possesses which the Board believes has prepared them to be effective Trustees.

Each of the Trustees oversees six mutual funds in the Fund Complex (defined below) that are advised by the Portfolio’s Adviser. The Fund Complex includes one portfolio in the Third Avenue Variable Series Trust and five portfolios in the Third Avenue Trust (the “Fund Complex”).

Correspondence intended for any Interested Trustee, Independent Trustee, Advisory Member of the Trust, or Principal Trust Officer who is not a Trustee can be sent to Third Avenue Management, LLC, 622 Third Avenue, 32nd Floor, New York, NY, 10017.

Interested Trustees

			OTHER	EXPERIENCE,
NAME, DATE OF	POSITION(S)		DIRECTORSHIPS	QUALIFICATIONS,
BIRTH &	HELD WITH	PRINCIPAL OCCUPATION(S)	HELD BY	ATTRIBUTES, SKILLS FOR
ADDRESS	REGISTRANT	DURING PAST 5 YEARS	TRUSTEE	BOARD MEMBERSHIP

MARTIN J. WHITMAN** DOB: 9/1924 622 Third Avenue New York, NY 10017	Trustee since 11/90 and Chairman (7/99 to Present)	Chairman (3/90 to Present) of Third Avenue Trust; Chairman (7/99 to Present) of Third Avenue Variable Series Trust; Co-Chief Investment Officer (2/03 to Present) Third Avenue Management LLC; CEO, President and Director (10/74 to Present) of Martin J. Whitman & Co., Inc. (formerly M.J. Whitman & Co. Inc.) (private investment company); Distinguished Management Fellow (1972 to 2007) of the Yale School of Management at Yale University; Chartered Financial Analyst.	Director (3/91 to Present) of Nabors Industries, Inc. (international oil drilling services).	Significant board experience, Founder of Third Avenue Management, LLC, significant experience teaching finance at the university level, has written several books on investment theory.

DAVID M. BARSE** DOB: 6/1962 622 Third Avenue New York, NY 10017	President (7/99 to Present), Trustee (9/01 to Present) and CEO (9/03 to Present)	President (5/98 to Present), Trustee (9/01 to Present), CEO (9/03 to Present) of Third Avenue Trust; President (7/99 to Present), Trustee (9/01 to Present) and CEO (9/03 to Present) of Third Avenue Variable Series Trust; CEO (4/03 to Present), President (2/98 to Present), Third Avenue Management LLC; CEO (7/99 to Present), President (6/95 to Present), Director (1/95 to Present) of M.J. Whitman, Inc. and its successor, M.J. Whitman LLC (registered broker-dealer); President of other funds advised by Third Avenue Management LLC (6/99 to Present)	Director (7/96 to Present) of Covanta Holding Corp. (utilities/ waste management.); Trustee (3/01 to Present) of Manifold Capital Holdings, Inc. (credit enhancement) and Trustee of Brooklyn Law School.	Significant board experience, Chief Executive Officer of Third Avenue Management LLC, former practicing attorney

Independent Trustees

Correspondence intended for any Independent Trustee may be sent to Third Avenue Management, LLC, 622 Third Avenue, 32nd
Floor, New York, NY, 10017.

POSITION(S)
	HELD WITH		OTHER	EXPERIENCE,
NAME AND	TRUST AND		DIRECTORSHIPS	QUALIFICATIONS,
DATE OF	LENGTH OF	PRINCIPAL OCCUPATION(S)	HELD BY	ATTRIBUTES, SKILLS FOR
BIRTH	TIME SERVED	DURING PAST 5 YEARS	TRUSTEE	BOARD MEMBERSHIP
JACK W. ABER DOB: 9/1937	Trustee since 8/02	Professor of Finance of Boston University School of Management (1972 to Present); Trustee of Third Avenue Trust (8/02 to Present).	Trustee, The Managers Funds (1999 to Present) (34 portfolios) and Trustee, Appleton Growth Fund (2001 to present).	Significant board experience; currently professor of finance; audit committee financial expert.

WILLIAM E. CHAPMAN, II DOB: 9/1941	Trustee since 8/02	President and Owner, (1998 to Present) of Longboat Retirement Planning Solutions (consulting firm); part-time employee delivering retirement and investment education seminars (1/00 to 11/09) for Hewitt Associates, LLC (consulting firm); Trustee (5/02 to Present) of Bowdoin College; Trustee of Third Avenue Trust (8/02 to Present).	Trustee, The Managers Funds (1999 to Present) (34 portfolios) and Director, Harding, Loevner Funds, Inc. (2008 to present) (6 portfolios).	Significant board experience; significant executive experience with several financial services firms; serves as an independent chairman.

LUCINDA FRANKS DOB: 7/1946	Trustee since 7/99	Journalist and Author (1969 to Present); Trustee of Third Avenue Trust (2/98 to Present).	N/A	Significant board experience, significant experience as writer/reporter/correspondent for several major news organizations, has taught at several universities.

EDWARD J. KAIER DOB: 9/1945	Trustee since 8/02	Partner (7/07 to Present) at Teeters Harvey Gilboy & Kaier LLP (law firm); Partner (1977 to 7/07) at Hepburn Willcox Hamilton & Putnam (law firm); Trustee of Third Avenue Trust (8/02 to Present).	Trustee, The Managers Funds (1999 to Present) (34 portfolios).	Significant board experience; practicing attorney; serves as an audit committee chairman.

MARVIN MOSER, M.D. DOB: 1/1924	Trustee since 7/99	Clinical Professor of Medicine (1984 to Present) at Yale University School of Medicine; Trustee or Director of Third Avenue Trust or its predecessor (11/94 to Present).	Director, Comprehensive Neuroscience (research and pharmaceutical site management company) (2002 to present).	Significant board experience.

ERIC RAKOWSKI DOB: 6/1958	Trustee since 8/02	Professor (1990 to Present) at University of California at Berkeley School of Law; Trustee of Third Avenue Trust (8/02 to Present).	Director, The Managers Funds (1999 to Present) (34 portfolios) and Director, Harding, Loevner Funds, Inc. (2008 to present) (6 portfolios).	Significant board experience; former practicing attorney; currently professor of law.

MARTIN SHUBIK DOB: 3/1926	Trustee since 7/99	Seymour H. Knox Professor (1975 to 2007) of Mathematical Institutional Economics, Yale University; Emeritus (2007 to Present); Director, Perini Corp. (2004-2006); Trustee or Director of Third Avenue Trust or its predecessor (11/90 to Present).	N/A	Significant board experience, significant experience as professor of finance.

CHARLES C. WALDEN DOB: 7/1944	Lead Independent Trustee since 7/99	President and Owner (2006 to Present) of Sound Capital Associates, LLC (consulting firm); Executive Vice-President - Investments and Chief Investment Officer (1973 to 1/07) of Knights of Columbus (fraternal benefit society selling life insurance and annuities); Chartered Financial Analyst; Trustee or Director of Third Avenue Trust or its predecessor (5/96 to Present).	Director and Audit Committee Chair, Special Opportunities Fund, Inc. (2009 to Present).	Significant board experience, significant experience on non-profit investment committees, serves as a lead Trustee, experience as audit committee Chairman.

*	Each Trustee serves until his successor is duly elected and qualified.
**	Messrs. Whitman and Barse are “interested Trustees” of the Trust due to their employment with and indirect ownership interests in the Adviser and the Portfolio’s distributor, M.J. Whitman LLC.

Advisory Member of the Trust
TERM OF
		OFFICE		OTHER
NAME, DATE OF	POSITION(S)	AND LENGTH		DIRECTORSHIPS
BIRTH &	HELD WITH	OF	PRINCIPAL OCCUPATION(S)	HELD BY
ADDRESS	REGISTRANT	TIME SERVED*	DURING PAST 5 YEARS	TRUSTEE

PHYLLIS W. BECK* DOB: 10/1927	Advisory Member	Advisory Member since 8/02	Counsel, Pepper Hamilton (2006 to Present); Associate Judge (1981 to 2006) of the Superior Court of Pennsylvania	N/A

*	Phyllis W. Beck is the sister of Martin J. Whitman, Chairman of the Board of Trustees of the Trust.

Principal Trust Officers Who Are Not Trustees

	POSITION(S)		OTHER
	HELD		DIRECTORSHIPS
NAME, AGE &	WITH	PRINCIPAL OCCUPATION(S)	HELD BY
ADDRESS	REGISTRANT	DURING PAST 5 YEARS	OFFICER
VINCENT J. DUGAN DOB: 9/1965 622 Third Avenue New York, NY 10017	Treasurer and CFO	Treasurer and Chief Financial Officer (CFO) (9/04 to Present) of Third Avenue Trust; Treasurer and CFO (9/04 to Present) of Third Avenue Variable Series Trust; Chief Operating Officer (COO) and CFO (8/04 to Present) of Third Avenue Management LLC and subsidiaries; COO and CFO (8/04 to Present) of Third Avenue Holdings Delaware LLC; COO and CFO (8/04 to Present) of M.J. Whitman LLC and subsidiaries; COO and CFO (8/04 to Present) of certain other funds advised by Third Avenue Management LLC (8/04 to Present)	N/A

W. JAMES HALL III DOB: 7/1964 622 Third Avenue New York, NY 10017	General Counsel	General Counsel and Secretary (6/00 to Present) of Third Avenue Trust; General Counsel and Secretary (9/00 to Present) of Third Avenue Variable Series Trust; General Counsel and Secretary (9/00 to Present) of EQSF Advisers, Inc., and its successor, Third Avenue Management LLC; General Counsel and Secretary (5/00 to Present) of M.J. Whitman, Inc. and its successor, M.J. Whitman LLC; General Counsel and Secretary of certain other funds advised by Third Avenue Management LLC (7/02 to Present).	N/A

JOSEPH REARDON DOB: 4/1960 622 Third Avenue New York, NY 10017	Chief Compliance Officer	Chief Compliance Officer (4/05 to Present) of Third Avenue Trust, Third Avenue Variable Series Trust, and Third Avenue Management LLC; Chief Compliance Officer (10/04 to 3/05) of WPG Tudor Fund, WPG Large Cap Growth Fund, WPG Funds Trust; (3/00 to 3/05) Vice President and Secretary of WPG Tudor Fund, WPG Large Cap Growth Fund and WPG Funds Trust.	N/A

MICHAEL BUONO DOB: 5/1967 622 Third Avenue New York, NY 10017	Controller	Controller (5/06 to Present) of Third Avenue Trust; Controller (5/06 to Present) of Third Avenue Variable Series Trust; Vice President and Assistant Controller (12/05 to 5/06) of Legg Mason Partners Funds; Vice President and Assistant Controller (12/98 to 12/05) of Citgroup Asset Management.	N/A

The Board of Trustees has also established three committees, Audit, Valuation and Fair Value. The Audit Committee consists of Messrs. Walden, Aber and Shubik. The Audit Committee is directly responsible for the selection, compensation, retention and oversight of the work of the Trust’s independent auditors. During the fiscal year ended December 31, 2009, the Audit Committee held five meetings. The Valuation Committee is composed of the Trust’s President, Chief Financial Officer, Controller and General Counsel, and the Fair Value Committee is composed of all independent Trustees of the Trusts. These Committees will assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings.

The Trust and Third Avenue Trust collectively pay each independent Trustee an annual retainer of $59,000 for service to the Fund Complex. The Trust pays, together with the Third Avenue Trust, each independent Trustee a fee of $4,000 for each meeting of the Fund Complex of the Board of Trustees that he or she attends, in addition to reimbursing Independent Trustees for travel and incidental expenses incurred by them in connection with their attendance at Board meetings. If a special Board meeting is required, each independent Trustee will receive a fee of $2,500. The lead independent Trustee will receive a supplemental retainer of $8,000. The Trustees on the Audit Committee receive $1,500 for each meeting they attend, and the Audit Committee Chairman will receive a supplemental $4,000 retainer. The Trust and Third Avenue Trust each bear the Trustees’ fees and expenses in proportion to the percentage of aggregate net assets represented by each. Trustees do not receive any pension or retirement benefits.

For the fiscal year ended December 31, 2009, the aggregate amount of compensation paid to each Trustee by the Trust is listed below.

COMPENSATION TABLE

NAME AND POSITION HELD	AGGREGATE COMPENSATION FROM PORTFOLIO FOR FISCAL YEAR ENDED DECEMBER 31, 2009*	TOTAL COMPENSATION FROM FUND COMPLEX PAID TO TRUSTEES FOR FISCAL YEAR ENDED DECEMBER 31, 2009*

Martin J. Whitman, Chairman	$0	$0
David M. Barse, President and CEO	$0	$0
Jack W. Aber, Trustee	$2,009.16	$87,000.00
William E. Chapman, II, Trustee	$1,900.59	$82,500.00
Lucinda Franks, Trustee	$1,840.00	$80,000.00
Edward J. Kaier, Trustee	$1,900.59	$82,500.00
Marvin Moser, Trustee	$1,900.59	$82,500.00
Eric Rakowski, Trustee	$1,900.59	$82,500.00
Martin Shubik, Trustee	$1,972.23	$85,500.00
Charles C. Walden, Trustee	$2,156.00	$93,500.00

*	Amount does not include reimbursed expenses for attending Board meetings, which amounted to $14,100 for all independent Trustees as a group.

TRUSTEE SHARE OWNERSHIP

The following chart provides information about each Trustee’s share ownership in the Portfolio and the Fund Complex as of December 31, 2009:

INTERESTED TRUSTEES

Name of Trustee	Dollar Range of Equity Securities in the Portfolio*	Aggregate Dollar Range of Equity Securities in all Registered Registered Investment Companies Overseen by Trustees in Fund Complex

Martin J. Whitman	$0	over $100,000
David M. Barse	$0	over $100,000

INDEPENDENT TRUSTEES

Name of Trustee	Dollar Range of Equity Securities in the Portfolio*	Aggregate Dollar Range of Equity Securities in all Registered Registered Investment Companies Overseen by Trustees in Fund Complex

Jack Aber	$0	over $100,000
William E. Chapman, II	$0	over $100,000
Lucinda Franks	$0	$50,001-$100,000
Edward J. Kaier	$0	over $100,000
Marvin Moser	$0	over $100,000
Eric Rakowski	$0	over $100,000
Martin Shubik	$0	over $100,000
Charles C. Walden	$0	over $100,000

*	The Trustees of the Trust do not own shares of the Third Avenue Value Portfolio because the Portfolio shares are sold only to separate accounts of insurance companies.

PRINCIPAL STOCKHOLDERS

On February 28, 2010, to the knowledge of the management of the Portfolio, only IDS Life Insurance Company, which beneficially owned 8,824,518 shares (51.4% of the outstanding shares), Ameritas Variable Life Insurance Company Separate Account VA Annuity, which beneficially owned 3,210,055 shares (18.7% of the outstanding shares) and Ameritas Variable Life Insurance Company Separate Account V Life, which beneficially owned 1,022,531 shares (5.95% of the outstanding shares), in each case, on behalf of holders of variable annuity contracts, beneficially owned more than 5% of the outstanding shares of the Portfolio.

INVESTMENT ADVISER

The investment adviser to the Third Avenue Variable Series Trust is Third Avenue Management LLC. The parent company of the Adviser is Third Avenue Holdings Delaware LLC, which is majority owned by Affiliated Managers Group, Inc. (“AMG”), and the remaining portion is owned by the senior management of the Adviser, including key employees of the Adviser, and the children of Martin J. Whitman. AMG is a holding company that holds interests in several investment management firms. The day-to-day activities of the Adviser, including all investment advice, are managed by the Adviser’s senior management.

The following individuals are affiliated persons of both the Trust and the Adviser:

	CAPACITY WITH TRUST	CAPACITY WITH ADVISER

Martin J. Whitman	Chairman	Co-CIO
David M. Barse	President and CEO	President and CEO
Vincent J. Dugan	Treasurer and CFO	COO and CFO
W. James Hall	General Counsel and Secretary	General Counsel and Secretary
Joseph Reardon	Chief Compliance Officer	Chief Compliance Officer
Michael Buono	Controller	Controller

INVESTMENT ADVISORY AGREEMENT

The investment advisory services of the Adviser are furnished to the Portfolio pursuant to an Investment Advisory Agreement (the “Advisory Agreement”). The Adviser (or its predecessor entity) has provided investment advisory services to the Portfolio since its inception.

Under the Advisory Agreement, the Adviser supervises and assists in the management of the Trust, provides investment research and research evaluation, and arranges for execution of the Portfolio’s purchase and sale of securities. Although the Adviser is responsible for selecting brokers and obtaining best execution, the Advisory Agreement does not require the Adviser to maintain a trading desk for that purpose or to execute the Portfolio’s securities transactions, and the Adviser does not have any obligation to provide execution services. The Adviser may rely on its affiliates, M.J. Whitman LLC and Private Debt LLC, and other broker-dealers it selects, for that purpose (see “Portfolio Trading Practices” discussed below). The Adviser furnishes at its expense all necessary office equipment and personnel necessary for performance of the obligations of the Adviser and pays the compensation of officers of the Trust.

All other expenses incurred in the operation of the Portfolio and the continuous offering of its shares, including taxes, fees and commissions, bookkeeping expenses, Portfolio employees, expenses of redemption of shares, charges of administrators, custodians and transfer agents, auditing and legal expenses and fees of independent Trustees are borne by the Portfolio. From time to time, the Adviser may defer or waive receipt of its fees and/or assume certain expenses of the Portfolio, which would have the effect of lowering the expense ratio of the Portfolio and increasing return to investors.

The Advisory Agreement continues from year to year if approved annually by the Board of Trustees of the Trust or a majority of the outstanding voting securities of the Trust, and by vote of a majority of the Trustees who are not parties to the Advisory Agreement or “interested persons” (as defined in the 1940 Act) of such parties, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated at any time without penalty, upon 60 days’ written notice by either party to the other, and will automatically be terminated upon any assignment thereof.

For the investment advisory services provided by the Adviser, the Portfolio pays the Adviser a monthly fee of 1/12 of 0.90% (an annual rate of 0.90%) of the average daily net assets in the Portfolio during the prior month. Under current arrangements, whenever, in any fiscal year, the Portfolio’s normal operating expenses, including the investment advisory fee, but excluding brokerage commissions and interest and taxes, exceeds 1.30% of average daily net assets of the Portfolio, the Adviser is obligated to defer/waive payment of a portion of the fee or reimburse the Portfolio in an amount equal to that excess. If the Portfolio’s operating expenses fall below the expense limitation, the Portfolio will begin repaying the Adviser for the amount contributed on behalf of the Portfolio by the Adviser (or its predecessor entity). This repayment will continue for up to three years after the end of the fiscal year in which an expense is deferred/waived or reimbursed by the Adviser (or its predecessor entity), subject to the expense limitation, until the Adviser has been paid for the entire amount contributed or such three-year period expires. The Expense Cap Agreement can only be terminated by the Independent Trustees of the Portfolio.

As of the fiscal year ended December 31, 2009, the Adviser waived fees in the amount of $55,026, pursuant to a contractual arrangement with the Portfolio.

After giving effect to waivers and reimbursements and subsequent repayments, the aggregate advisory fees paid by the Portfolio to the Adviser were $1,829,609, $2,984,372 and $4,851,294 for the fiscal years ended December 31, 2009, 2008, and 2007, respectively.

PORTFOLIO MANAGERS

OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGERS

As of December 31, 2009, Curtis R. Jensen managed or was a member of the management team for the following accounts (other than the Third Avenue Variable Series Trust):

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	5	$3.2 billion	None	None
Pooled Investment Vehicles Other Than Registered Investment Companies	1	$641,600	None	None
Other Accounts	None*	None	None	None

* Curtis R. Jensen manages 3 accounts totaling over $1 million in a personal capacity and receives no advisory fee for these accounts.

As of December 31, 2009, Ian Lapey managed or was a member of the management team for the following accounts (other than the Third Avenue Variable Series Trust):

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	4	$7.2 billion	None	None
Pooled Investment Vehicles Other Than Registered Investment Companies	5	$638 million	None	None
Other Accounts	None*	None	None	None

* Ian Lapey manages 8 accounts totaling over $1 million in a personal capacity and receives no advisory fee for these accounts.

The Adviser has built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another, such as performance or higher fees paid to the Adviser, or in which portfolio managers have personal investments or an interest in the receipt of advisory fees. The Adviser has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Adviser furnishes investment management and advisory services to numerous clients in addition to the Portfolio, and the Adviser may, consistent with applicable law, make investment decisions for other clients or accounts (including accounts which are private partnerships or have performance compensation or potentially higher fees paid to the Adviser, or in which portfolio managers have personal investments or an interest in the receipt of advisory fees) which may be the same as or different from those made to the Portfolio. In addition, the Adviser, its affiliates, and any officer, director, stockholder, or employee may or may not have an interest in the securities whose purchase and sale the Adviser recommends to the Portfolio. Actions with respect to securities of the same kind may be the same as or different from the action which the Adviser, or any of its affiliates, or any officer, director, member, employee or any member of their families may take with respect to the same securities. Moreover, the Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Adviser’s (or its affiliates’) officers, directors, or employees are directors or officers, or companies as to which the Adviser or any of its affiliates or the officers, managers, board directors and employees of any of them has any substantial economic interest or possesses material non-public information. A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in a different account, such as when a purchase increases the value of securities previously purchased by the other account or when a sale in one account lowers the sale price received in a sale by a second account. The Adviser has adopted policies and procedures to monitor and manage these potential conflicts of interest to protect its clients’ interests. The Portfolio may hold interests in an entity that are of a different class or type than the class or type of interest held by another fund or client of the Adviser. For example, the Portfolio may hold mezzanine securities and a hedge fund controlled by the Adviser may hold senior securities. This would potentially result in other funds or Adviser clients being senior or junior to the Portfolio in the capital structure of such entity, which could mean that in a workout or other distressed scenario certain advisory clients or fund might be adverse to the Portfolio and some might recover all or part of the investment while another might not. In the event of such a conflict, the Adviser will work with the Board to properly discharge the Adviser’s duties to the Portfolio and other clients.

Circumstances may arise under which the Adviser determines that, while it would be both desirable and suitable that a particular security or other investment be purchased or sold for the account of more than one of its client accounts, there is a limited supply or demand for the security or other investment. Under such circumstances, the Adviser will seek to allocate the opportunity to purchase or sell that security or other investment among those accounts on an equitable basis but will not be required to assure equality of treatment among all of its clients (including that the opportunity to purchase or sell that security or other investment will be proportionally allocated among those clients according to any particular or predetermined standards or criteria). Where, because of prevailing market conditions, it is not possible to obtain the same price or time of execution for all of the securities or other investments purchased or sold for the Portfolio, the Adviser may, consistent with its allocation procedures and applicable law, average the various prices and charge or credit the Portfolio with the average price. Each portfolio manager also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for the Portfolio.

PORTFOLIO MANAGER COMPENSATION

Compensation is structured so that key professionals benefit from staying with the Adviser. Each portfolio manager receives a fixed base salary and a cash bonus payable every year. A portion of the bonus is deferred pursuant to the practice of the Adviser. The bonus is determined in the discretion of Senior Management of the Adviser, and is based on a qualitative analysis of several factors, including the profitability of the Adviser and the contribution of the individual employee. Obviously, many of the factors considered by management in reaching its compensation determinations will be impacted by the long-term performance and the value of assets held in the Portfolio as well as the performance and assets held in the Fund Complex collectively as well as the portfolios managed for the Adviser’s other clients. However, there are no set formulas and no benchmarks considered in these determinations, which are not quantitative in any way. When Portfolio Managers also perform additional management functions within the Adviser, those contributions may also be considered in the determination of bonus compensation. Each Portfolio Manager who is a partner in the Adviser also receives a quarterly pro rata distribution based on the revenues of the Adviser as a whole. The amount of these revenues is affected by many different factors, but the portion paid to each partner remains constant, subject to the admission or departure of partners during any given time period.

SECURITIES OWNERSHIP OF PORTFOLIO MANAGERS

As of December 31, 2009, the end of the Portfolio’s most recently completed fiscal year, the dollar range of securities beneficially owned by each portfolio manager in the Portfolio is shown below:

PORTFOLIO MANAGER*	DOLLAR RANGE OF THE PORTFOLIO’S SECURITIES OWNED*

Curtis R. Jensen	None

Ian Lapey	None

*

The portfolio managers listed are not invested in shares of the Portfolio because shares are only available to certain insurance company separate accounts funding variable annuity contracts and variable life insurance products.

DISTRIBUTOR

The distribution services of M.J. Whitman LLC, 622 Third Avenue, New York, NY 10017, the Portfolio’s Distributor, are furnished to the Portfolio pursuant to a distribution agreement (the “Distribution Agreement”). Under the Distribution Agreement, the Distributor shall (1) assist in the sale and distribution of the Portfolio’s shares on a continuous basis; and (2) qualify and maintain its qualification as a broker-dealer in such states where shares of the Portfolio are registered for sale. The Distributor receives no payment from the Portfolio’s other intermediaries or investors in the Portfolio for distribution of the Portfolio’s shares. However, the Distributor does receive revenues from the Portfolio in connection with executing portfolio transactions on behalf of the Portfolio. See “Portfolio Trading Practices.”

The Distribution Agreement will remain in effect provided that it is approved at least annually by the Board of Trustees or by a majority of the Portfolio’s outstanding shares, and in either case, by a majority of the Trustees who are not parties to the Distribution Agreement or interested persons of any such party. The Distribution Agreement terminates automatically if it is assigned and may be terminated without penalty by either party on not less than 60 days’ written notice.

During the fiscal year ended December 31, 2009, M.J. Whitman LLC, an affiliate of the Adviser, received commissions for the execution of portfolio transactions as follows:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemptions and Repurchases	Brokerage Commissions	Other Compensation

M.J. Whitman LLC	None	None	$92,488	None

David M. Barse, Vincent J. Dugan and W. James Hall, who are executive officers of the Trust and the Adviser, are also executive officers of the Distributor, and participate in the profits of the Distributor but not directly in revenues attributable to any brokerage transaction on behalf of the Portfolio.

ADMINISTRATOR

The Portfolio has entered into a services agreement (the “Services Agreement”) with PNC Global Investment Servicing (“PNC”) pursuant to which PNC will provide certain accounting, transfer agency, dividend disbursing and shareholder services to the Portfolio. The Transfer Agency Services Agreement automatically renews for successive terms of one (1) year. However, the Trust may elect not to renew the Transfer Agency Services Agreement by providing written notice not less than 90 days prior to the expiration of the term. The Portfolio has entered into an administration agreement (the “Administration Agreement”) with the Adviser, which provides that the Adviser will provide all administrative services to the Portfolio other than those relating to those performed by PNC under the Services Agreement. The Adviser has entered into a sub-administration agreement (the “Sub-Administration Agreement”) with PNC pursuant to which PNC performs certain of those services on behalf of the Adviser. Pursuant to the Administration Agreement, the Adviser (or PNC, if so delegated by the Adviser under the Sub-Administration Agreement) provides blue-sky administration, performs bill processing and payment services, completes industry questionnaires, and prepares financial, management, tax and regulatory reports.

For the fiscal years ended December 31, 2009, 2008, and 2007, the Portfolio paid $32,000 per year in fees to the Adviser for these services.

CUSTODIAN

JPMorgan Chase Bank, N.A. (“JPMorgan”), 14201 Dallas Parkway, 2nd Floor, Dallas, TX 75254, serves as custodian for the Portfolio pursuant to a Custodian Agreement. Under such agreement, JPMorgan (1) maintains a separate account or accounts in the name of the Portfolio; (2) holds and transfers portfolio securities on account of the Portfolio; (3) accepts receipts and makes disbursements of money on behalf of the Portfolio; (4) collects and receives all income and other payments and distributions on account of the Portfolio’s securities; and (5) makes periodic reports to the Board of Trustees concerning the Portfolio’s operations. JPMorgan will custody the Portfolio’s foreign assets with foreign custodians, pursuant to the requirements of Rule 17f-5 under the 1940 Act.

TRANSFER AND DIVIDEND PAYING AGENT

PNC, 760 Moore Road, King of Prussia, PA 19406-1212, is the transfer and dividend paying agent for the Portfolio.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

XXXXXXXXXXX, is the independent registered public accounting firm for the Portfolio. The independent registered public accounting firm audits the financial statements of the Portfolio following the end of each fiscal year and provides a report to the Board of Trustees and shareholders of the results of the audit.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Trust has adopted policies and procedures reasonably designed to prevent selective disclosure of the Portfolio’s portfolio holdings to third parties. The Portfolio discloses all of its portfolio holdings on a quarterly basis through reports to shareholders or filings with the SEC within 60 days after quarter end. These disclosures are publicly available on an ongoing basis.

Other disclosures of portfolio holdings information will only be made following a determination by the Portfolio’s Chief Compliance Officer that the disclosures are for a legitimate business purpose and that the recipient has agreed in writing that it is subject to a duty of confidentiality and may not trade in securities on the basis of non-public information that may be included in these disclosures. No other officer or employee of the Trust or its affiliates is authorized to make such other disclosures without such a determination by the Chief Compliance Officer. The only parties that are currently authorized to receive additional information are service providers to the Portfolio — namely, the Adviser, PNC, JPMorgan, auditors and each of their respective affiliates and advisers, who receive such information regularly in the course of providing services for the Portfolio. It is not the present intention of the Portfolio to allow any disclosure beyond these parties. The Trustees will, on a quarterly basis, be provided with a list of any new recipients of portfolio information (along with information on the nature of the recipient and details of the disclosures). Any such new recipient would also be required to confirm in writing both a duty of confidentiality and a duty not to trade on non-public information.

The Trust’s policies and procedures prohibit any person or entity from receiving compensation or consideration of any kind in connection with any disclosures of portfolio holdings. In light of the narrowly restricted group of parties that will receive non-public disclosure of portfolio holdings, the Trust believes that the foregoing procedures substantially eliminate the likelihood of conflicts regarding use of this information between the interests of shareholders and the interests of affiliates of the Trust, including the Adviser and the Distributor. In the event that the Chief Compliance Officer or other officer or employee of the Trust or an affiliate believes that a conflict has arisen, he or she is required to raise the matter for resolution in accordance with the Trust’s procedures for such potential conflicts. In addition, any unauthorized disclosures will be reported to the Board on at least a quarterly basis.

CODE OF ETHICS

The Trust, the Adviser and the Distributor have adopted a code of ethics as required by the 1940 Act, the Investment Advisers Act of 1940 (for the Adviser only), and relevant SEC rules. The code of ethics applies to all individuals who have access to or knowledge of the Portfolio’s activities. The code of ethics permits these individuals to transact in securities only pursuant to relevant restrictions adopted in conformity with the 1940 Act and SEC rules. Among other things, the code prohibits access persons from transacting in securities held by the Portfolio or under consideration for purchase by the Portfolio.

PROXY VOTING POLICIES

The Trust, on behalf of the Portfolio, has delegated the voting of portfolio securities to the Adviser. The Adviser has adopted proxy voting policies and procedures for the voting of proxies on behalf of client accounts for which the Adviser has voting discretion, including the Portfolio. Under the Adviser’s proxy voting policy, client portfolio securities must be voted in the best interests of the clients.

Normally, the Adviser exercises proxy voting discretion on particular types of proposals in accordance with guidelines set forth in its proxy voting policy. The proxy guidelines address, for example, Adviser’s clients’ elections of directors, classified boards, cumulative voting and blank check preferred stock. The guidelines are subject to exceptions on a case-by-case-basis, as discussed below. On issues not specifically addressed by the guidelines, the Adviser will analyze how the proposal may affect the value of the Portfolio and vote in accordance with what it believes to be the best interests of Portfolio shareholders.

The Adviser will normally abstain from voting when it believes the cost of voting will exceed the expected benefit to investment advisory clients. The most common circumstances where that may be the case involve foreign proxies and securities out on loan. In addition, the Adviser may be restricted from voting proxies of a given issuer during certain periods if it has made certain regulatory filings with respect to that issuer.

The Adviser’s Legal Department oversees the administration of proxy voting. Under its supervision, the Accounting Department is responsible for processing proxies on securities held by the Portfolio. The Accounting Department forwards proxy and other solicitation materials received to the General Counsel or his designee who presents the proxies to the Adviser’s Proxy Voting Committee. The Proxy Voting Committee, consisting of senior portfolio managers and research analysts designated by the Adviser’s President, determines how the proxies will be voted applying the Adviser’s policy guidelines. In most instances, the Committee shall delegate the responsibility for making each voting determination to an appropriate member of the Committee who has primary responsibility for the security in question. The Adviser’s General Counsel or his designee shall participate in all decisions to present issues for a vote, field any conflict issues, document deviations from policy guidelines and document all routine voting decisions. The Proxy Voting Committee may seek the input of the Adviser’s Co-Chief Investment Officers, other portfolio managers or research analysts who may have particular familiarity with the matter to be voted. Any exception to policy guidelines must be documented in writing. The Adviser’s General Counsel or his designee instructs the Accounting Department to vote the proxies in accordance with determinations reached under the process described above. The Accounting Department votes the proxies by an appropriate method in accordance with instructions received.

Any employee of the Adviser who may have direct or indirect influence on proxy voting decisions who becomes aware of a potential or actual conflict of interest in voting a proxy or the appearance of a conflict of interest is required to bring the issue to the Adviser’s General Counsel. The Adviser’s General Counsel will analyze each potential or actual conflict presented to determine materiality and will document each situation and its resolution. When presented with an actual or potential conflict in voting a proxy, the Adviser’s General Counsel is required to address the matter using an appropriate method to assure that the proxy vote is free from any improper influence, by (1) determining that there is no conflict or that it is immaterial, (2) ensuring that the Adviser votes in accordance with a predetermined policy, (3) following the published voting policy of Institutional Shareholder Services, (4) engaging an independent third party professional to vote the proxy or advise the Adviser how to vote or (5) presenting the conflict to the Board of Trustees of the Portfolio and obtaining direction on how to vote.

The Adviser maintains required records relating to votes cast, client requests for information and the Adviser’s proxy voting policies and procedures in accordance with applicable law.

For anyone wishing to receive information on how the Portfolio voted during the year ended June 30th, the information can be obtained after the following August 31st without cost:

○	on the Portfolio’s website at www.thirdave.com, or

○	on a web site maintained by the SEC at www.sec.gov.

PORTFOLIO TRADING PRACTICES

Under the Portfolio Advisory Agreement between the Trust and the Adviser, the Adviser is not obligated to maintain a trading desk to assist in selecting brokers and dealers or to execute the Portfolio’s portfolio transactions, and the Adviser does not have any obligation to provide execution services and may have limited ability to execute securities or private debt instruments transactions. The Adviser relies on its affiliates, M.J. Whitman LLC and Private Debt LLC, and other broker-dealers it selects, for services that the Adviser cannot provide. In placing portfolio transactions with brokers and dealers, the Adviser seeks best execution which consists of an effort to obtain satisfactory service in the execution of orders at the most favorable prices (which in the case of principal transactions, include a reasonable mark-up or markdown and in the case of brokerage transactions, include reasonable commission rates). In the experience of the Adviser, it has on average been able to obtain more favorable prices and execution after commission for equity trades through its affiliated brokers, including where those brokers execute through an electronic crossing network or other trading or matching network (or with a primary market maker), and has also able to maintain a higher degree of confidentiality. The determination of what may constitute best execution in a securities transaction by a broker involves a number of considerations, including, without limitation, the overall direct net economic result to the Portfolio (involving both price paid or received and any commissions or other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all if selling large blocks is involved, the ability and willingness of the broker to stand ready to execute possibly difficult transactions in the future, the financial strength and stability of the broker, confidentiality and the ability to minimize and clear up settlement issues. Such considerations are to a large degree qualitative in nature and are also weighed by management in determining the overall reasonableness of brokerage commissions paid. Under its Advisory Agreement with the Trust, the Adviser has discretion to pay a greater amount if it, in good faith, determines that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, either in terms of that particular transaction or in fulfilling the overall responsibilities of the Adviser to the Portfolio. The Adviser will monitor any such payments to ensure it believes that they are reasonable in relation to the information and/or services being provided. In allocating any such portfolio brokerage, the Adviser considers any research, statistical and other factual information provided by various brokers from time to time to the Adviser, although the Adviser does not have, and does not intend to enter into any formal soft dollar arrangements with broker-dealers. Such information as is received from time to time is available to the Adviser for the benefit of all clients, not just the clients paying the commissions on any particular trades.

The Adviser intends to use M.J. Whitman LLC and Private Debt LLC, who are affiliated with the Adviser, as brokers for the Portfolio where, in the Adviser’s judgment, after consultation with such firms, they will be able to obtain a price and execution at least as favorable as other qualified brokers and at a favorable commission. M.J. Whitman LLC is a securities broker-dealer, and Private Debt LLC is a broker of various types of debt instruments that are not considered securities under the Securities Exchange Act of 1934. In determining the commissions to be paid to M.J. Whitman LLC and Private Debt LLC, it is the policy of the Adviser that such commissions will, in the judgment of the Adviser, be (i) at least as favorable as those which would be charged by other qualified brokers having comparable execution capability and (ii) at least as favorable as commissions contemporaneously charged by M.J. Whitman LLC or Private Debt LLC, as the case may be, on comparable transactions for its most favored unaffiliated customers, except for any customers of M.J. Whitman LLC or Private Debt LLC, as the case may be, considered by a majority of the independent Trustees not to be comparable to the Portfolio. The Adviser does not deem it practicable or in the best interests of the Portfolio to solicit competitive bids for commission rates on each transaction. However, consideration is regularly given to information concerning the prevailing level of commissions charged on comparable transactions by other qualified brokers. The Adviser also uses M.J. Whitman LLC and Private Debt LLC to recommend other brokers or market makers for transactions they do not execute. In addition, the Adviser uses M.J. Whitman to execute transactions in U.S. Treasuries and sovereign debt, which M.J. Whitman does without charge.

The Adviser has a brokerage committee that reviews all trades for the Adviser’s clients and monitors the execution quality of the affiliated and non-affiliated intermediaries used to execute portfolio transactions for its clients, including the Portfolio. The Adviser utilizes third party vendor reports to assist it in analyzing the quality of execution by the brokers and dealers it uses.

The Adviser will make available to the Trustees, at least on a quarterly basis, among other things, the Portfolio’s transactions for which MJ Whitman LLC or Private Debt LLC was the broker and a summary of all trades for which unaffiliated brokers were used, including information relating to the commissions charged by M.J. Whitman LLC and Private Debt LLC to the Portfolio and to their other customers, information concerning the prevailing level of commissions charged by other qualified brokers, and information regarding the price and quality of execution of M.J. Whitman LLC compared to other brokers. In addition, the procedures pursuant to which M.J. Whitman LLC and Private Debt LLC effect brokerage transactions for the Portfolio must be reviewed and approved no less often than annually by a majority of the independent Trustees. David M. Barse, W. James Hall and Vincent J. Dugan, who are executive officers, and Mr. Barse who is also a Trustee, of the Trust and the Adviser, are also executive officers of M.J. Whitman LLC and Private Debt LLC, and participate in the profits of such firms, as may Martin J. Whitman, who is a Trustee of the Trust, and an equity holder in the parent of the Adviser.

To the knowledge of the Portfolio, no affiliated person of the Portfolio receives give-ups or reciprocal business in connection with security transactions of the Portfolio. The Portfolio does not effect securities transactions through brokers in accordance with any formula, nor will it take the sale of Portfolio shares into account in the selection of brokers to execute security transactions. However, brokers who execute brokerage transactions for the Portfolio, including M.J. Whitman LLC, from time to time may effect purchases of Portfolio shares for their customers. M.J. Whitman LLC pays a portion of its brokerage commissions to other brokerage firms and its clearing agents. The Board of Trustees of the Trust has adopted policies and procedures which prohibit the direction of Portfolio transactions for compensation for promotion or distribution of Portfolio shares.

For the fiscal year ended December 31, 2009, the Portfolio incurred total brokerage commissions of $128,354, of which approximately $92,488 (or 72%) was paid to M.J. Whitman LLC. For the fiscal year ended December 31, 2008, the Portfolio incurred total brokerage commissions of $1,100,200, of which approximately $620,765 (or 56%) was paid to M.J. Whitman LLC. For the fiscal year ended December 31, 2007, the Portfolio incurred total brokerage commissions of $247,341, of which approximately $146,645 (or 59%) was paid to M.J. Whitman LLC.

For the fiscal year ended December 31, 2009, the Portfolio effected 60% of the aggregate dollar amount of its total agency transactions for which commissions were paid through M.J. Whitman LLC. Additional transactions were executed through other broker-dealers acting as broker or principal.

SHARE INFORMATION

All shares of the Portfolio have one vote and when duly issued will be fully paid and non-assessable. Shares have no preemptive, subscription or conversion rights. The Trustees are authorized to classify or re-classify and issue any unissued shares to any number of additional series without shareholder approval. Accordingly, the Trustees in the future, for reasons such as the desire to establish one or more additional portfolios with different objectives, policies, risk considerations or restrictions, may create additional series or classes of shares. Any issuance of shares of such additional series would be governed by the 1940 Act and the laws of the State of Delaware.

Shares of the Portfolio have equal noncumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so, and, in such event, the holders of the remaining less than 50% of the shares voting for the election of Trustees will not be able to elect any person or persons to the Board of Trustees. The Shares of the Portfolio also have equal rights with respect to dividends, assets and liquidation of the Portfolio and are subject to any preferences, rights or privileges of any classes of shares of the Portfolio. The Trust is not required to and has no current intention of holding annual shareholder meetings, although special meetings may be called for purposes requiring shareholder approval, such as changing fundamental investment policies or upon the written request of 10% of the Portfolio shares to replace its Trustees.

PURCHASE ORDERS

The purchase of shares of the Portfolio is currently limited to separate accounts (the “Accounts”) of insurance companies taxed as domestic insurance companies for U.S. federal income tax purposes to fund the benefits of variable annuity or variable life insurance policies (the “Contracts”) as explained in the Prospectus. The Portfolio reserves the right, in its sole discretion, to refuse purchase orders. Without limiting the foregoing, the Portfolio will consider exercising such refusal right when it determines that it cannot effectively invest the available funds on hand in accordance with the Portfolio’s investment policies.

REDEMPTION OF SHARES

The procedure for redemption of Portfolio shares under ordinary circumstances is set forth in the Prospectus and in the separate Prospectus relating to the Contracts which accompanies the Prospectus. In unusual circumstances, such as in the case of a suspension of the determination of NAV, the right of redemption is also suspended and, unless redeeming shareholders withdraw their certificates from deposit, they will receive payment of the net asset value next determined after termination of the suspension. The right of redemption may be suspended or payment upon redemption deferred for more than seven days: (a) when trading on the New York Stock Exchange (“NYSE”) is restricted; (b) when the NYSE is closed for other than weekends and holidays; (c) when the SEC has by order permitted such suspension; or (d) when an emergency exists making disposal of portfolio securities or valuation of net assets of the Portfolio not reasonably practicable; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions prescribed in (a), (c) or (d) exist.

CALCULATION OF NET ASSET VALUE

As indicated in the Prospectus, the NAV per share of the Portfolio’s shares will be determined on each day that the NYSE is open for trading. The NYSE annually announces the days on which it will not be open for trading; the most recent announcement indicates that it will not be open on the following days: New Year’s Day, Martin Luther King, Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in that announcement.

For purposes of determining the Portfolio’s NAV per share, readily marketable portfolio securities traded on a market for which actual transaction prices are published daily generally are valued at the last sale price on the principal such market as of the close of the regular trading session of the NYSE on the business day as of which such value is being determined. Readily marketable securities traded on a market for which only bid and ask quotations are available generally, are valued at the mean between the last bid and ask prior to such valuation time. Any other readily marketable securities generally are valued on the basis of actual transactions or firm bid quotations. United States Government obligations and other debt instruments having sixty days or less remaining until maturity may be stated at amortized cost. Debt instruments having a greater remaining maturity will be valued on the basis of prices obtained from a pricing service approved as reliable by the Board of Trustees or otherwise pursuant to policies and procedures adopted by the Board. For securities whose principal market is closed at the time of which the Portfolio calculates its net asset value, the valuation may take into account subsequent market activity in other markets along with other factors. Pricing services are utilized regularly in the valuation process and spreads and other methods of assisting in valuation may also be utilized. The Trust has retained a third party provider that, under certain circumstances, applies a statistical model to provide fair value pricing for foreign equity securities with principal markets that are no longer open when the Portfolio calculates its NAV, and certain events have occurred after the principal markets have closed but prior to the time as of which the Portfolio computes its NAV. This means that the Portfolio’s NAV may be based, at least in part, on prices other than those determined as of the close of the principal market in which such assets trade.

Assets that are not considered to be readily marketable are valued by the Adviser at fair value, which is generally taken to be the amount for which the asset could be sold in an orderly disposition over a reasonable time period taking into account the nature of the asset, under procedures established by and under the general supervision and responsibility of the Portfolio’s Board of Trustees. Fair valuation is inherently imprecise and becomes more so as the range and depth of market participants and information about the asset diminish. In determining fair value, the Adviser reviews various factors to determine whether to value the asset on the basis of public markets, private transactions, an analytical method or at cost.

DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS AND TAXES

The following is a brief summary of certain U.S. federal income tax rules applicable to regulated investment companies subject to Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) and to insurance companies subject to Subchapter L of the Code whose variable contract separate accounts purchase shares of the Portfolio. The discussion is based upon the Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is general in nature and does not address all of the tax consequences that may be relevant to a particular shareholder No attempt is made to present a detailed explanation of all U.S. federal, state, local and foreign tax concerns affecting the Portfolio and its shareholders, and the discussions set forth herein and in the prospectus do not constitute tax advice. This discussion is limited to shareholders who hold their shares as capital assets. No ruling has been or will be sought from the IRS regarding any matter discussed herein. The Portfolio has not received any legal opinion regarding any tax consequences related to the Portfolio or an investment in the Portfolio. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Prospective investors must consult their own tax advisors as to the U.S. federal income tax consequences of acquiring, holding, and disposing of shares of the Portfolio, as well as the effects of state, local and non-U.S. tax laws.

The Portfolio has elected to be treated, has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Code. So long as the Portfolio so qualifies, it will not be subject to U.S. federal income tax on its investment company taxable income including net short-term capital gain, if any, realized during any fiscal year to the extent that it distributes such income and gain to the Portfolio’s shareholders. As a regulated investment company, the Portfolio is not allowed to utilize any net operating loss deduction realized in a taxable year in computing investment company taxable income in any prior or subsequent taxable year. The Portfolio is allowed, however, to carry forward any net capital loss for eight years. It is possible that the Portfolio is currently, or could become in the future, a “loss corporation” within the meaning of Section 382 of the Code (including if the Portfolio has a “net unrealized built-in loss” in its assets for purposes of Section 382 of the Code). Accordingly, if there were an “ownership change” of the Portfolio under Section 382(g) of the Code (generally defined as an increase in stock ownership of a corporation by a 5% shareholder (as defined in the applicable regulations under Section 382 of the Code) of greater than 50% over a three year period), then Section 382(a) of the Code could apply to limit the extent to which the Portfolio could use losses (including any recognized built-in losses for purposes of Section 382) from periods prior to the ownership change to reduce taxable income in periods after the ownership change. As discussed below, if for any taxable year the Portfolio does not qualify for the special tax treatment afforded regulated investment companies, all of the Portfolio’s taxable income, including any net capital gains, would be subject to tax at regular corporate rates (without any deduction for distributions to shareholders). As a result, cash available for distribution to shareholders and the value of the Portfolio’s shares may be reduced materially.

To qualify as a regulated investment company, the Portfolio must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets. In certain instances, the nature of the Portfolio’s investments may make it difficult to determine the Portfolio’s compliance with such requirements although the Portfolio does not believe that this will affect its qualification as a regulated investment company. If the Portfolio so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay U.S. federal income taxes on any income or gain it distributes to its shareholders.

The Portfolio will either distribute or retain for reinvestment all or part of any net capital gain. If any such net capital gain is retained, the Portfolio will be subject to a tax of 35% of such retained amount. In that event, the Portfolio expects to designate the retained amount as undistributed capital gains in a notice to its shareholders, and each U.S. shareholder (1) will be required to include in income for tax purposes, as long-term capital gain, its share of such undistributed amount, (2) will be entitled to credit its proportionate share of the tax paid by the Portfolio against its U.S. federal income tax liability and to claim a refund to the extent the credit exceeds such liability, and (3) will increase its basis in its shares of the Portfolio by an amount equal to 65% of the amount of the undistributed capital gains included in such shareholder’s gross income.

Although distributions by the Portfolio will generally be treated as subject to tax in the year in which they are paid, distributions declared by the Portfolio in October, November or December, payable to shareholders of record on a specified date during such month and paid by the Portfolio during January of the following year, will be deemed to be received on December 31 of the year the distribution is declared, rather than when the distribution is received.

To avoid a 4% excise tax, if the Portfolio does not meet the requirements of Section 4982(f) of the Code, the Portfolio will generally be required to distribute, by December 31st of each year, at least an amount equal to the sum of (i) 98% of its ordinary income for such year and (ii) 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31st of each year), plus any amounts that were not distributed in previous taxable years and which were not previously subject to U.S. federal income tax.

If the Portfolio were to fail to qualify as a regulated investment company, the Portfolio would be subject to tax as an ordinary corporation on its taxable income (even if such income were distributed to shareholders) and all distributions out of earnings and profits would be subject to tax as ordinary income at the shareholder level. In addition, any segregated asset account that holds shares of the Portfolio may be deemed not to satisfy the diversification requirements of Section 817(h) of the Code, described below, and as a result any Contract supported in whole or in part by that segregated asset account would no longer qualify as a life insurance or annuity contract for U.S. federal income tax purposes and an owner of such a Contract would be taxed currently on the income credited to the Contract. If the Portfolio failed to qualify as a regulated investment company in any taxable year, cash available for distribution to shareholders and the value of the Portfolio’s shares may be reduced materially.

Certain of the Portfolio’s investment practices including transactions, if any, in instruments such as debt instruments, foreign currencies, forward contracts, options, swaps and futures contracts (including options and forward contracts on foreign currencies) and stock of certain foreign companies may be subject to special and complex provisions of the Code that, among other things, may affect the character of gains and losses recognized by the Portfolio (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Portfolio, defer Portfolio losses, and/or impose additional charges in the nature of interest. These rules could therefore affect the character, amount and timing of distributions to shareholders. These provisions also (1) may require the Portfolio to mark-to-market certain types of its positions (i.e., treat them as if they were sold at the end of the Portfolio’s fiscal year) and (2) may cause the Portfolio to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes.

Gains or losses attributable to fluctuations in foreign currency exchange rates which occur between the time the Portfolio accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Portfolio actually collects such receivables or pays such liabilities generally are treated as ordinary income or loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain other instruments, gains or losses attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains or losses, may increase or decrease the amount of a Portfolio’s investment company taxable income to be distributed to its shareholders as ordinary income.

The U.S. federal income tax rules governing the taxation of swaps are not entirely clear and may require the Portfolio to treat payments received under such arrangements as ordinary income and to amortize such payments under certain circumstances. The Portfolio does not anticipate that its activities in this regard will affect its qualification as a regulated investment company.

If the Portfolio invests (directly or indirectly through a real estate investment trust (“REIT”)) in residual interests in real estate mortgage investment conduits (“REMICs”) or invests in a REIT that is a taxable mortgage pool or that has an interest in a taxable mortgage pool, a portion of the Portfolio’s income may be subject to U.S. federal income tax in all events. Excess inclusion income of the Portfolio generated by a residual interest directly in a REMIC or by an interest in a taxable mortgage pool through a REIT may be allocated to shareholders of the Portfolio in proportion to the dividends received by the shareholders of the Portfolio. Excess inclusion income generally (i) cannot be offset by net operating losses, (ii) will constitute unrelated business taxable income to certain tax exempt investors and (iii) will require the Portfolio or a nominee to withhold from the excess inclusion portion of any dividend paid to non-U.S. shareholders U.S. federal withholding tax at the maximum rate (currently 30%) without reduction for any otherwise applicable income tax treaty or other exemption.

Income from investments in foreign securities received by the Portfolio may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions which would reduce the yield on such investments. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. The Portfolio may generally be able to elect to pass eligible foreign taxes through to its shareholders, if more than 50% of the Portfolio’s total assets at the close of its fiscal year are invested in securities of foreign issuers. If the Portfolio were to make this election, its shareholders would generally be allowed to decide whether to deduct such taxes or claim a foreign tax credit on their tax returns. The ability to claim foreign tax credits may be subject to limitations. If such election is not made by the Portfolio, any foreign taxes paid or accrued will generally represent an expense to the Portfolio, which will reduce its investment company taxable income.

The Portfolio may invest in stocks of foreign corporations that are passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes, and consequently the Portfolio may be subject to U.S. federal income tax on a portion of any “excess distribution” with respect to, or gain from the disposition of, such stock even if such income is distributed as a taxable dividend by the Portfolio to its stockholders. The tax would be determined by allocating such distribution or gain ratably to each day of the Portfolio’s holding period for the stock. The amount so allocated to any taxable year of the Portfolio prior to the taxable year in which the excess distribution or disposition occurs would be taxed to the Portfolio at the highest marginal U.S. federal corporate income tax rate in effect for the year to which such amount was allocated, and the tax would be further increased by an interest charge. The amount allocated to the taxable year of the distribution or disposition would be included in the Portfolio’s investment company taxable income and, accordingly, would not be taxable to the Portfolio to the extent distributed by the Portfolio as a taxable dividend to stockholders.

The Portfolio may be able to elect to treat a PFIC as a “qualified electing fund,” in lieu of being taxable in the manner described in the immediately preceding paragraph, and to include annually in income its pro rata share of the ordinary earnings and net capital gain (whether or not distributed) of such PFIC. In order to make this election, the Portfolio would be required to obtain annual information from the PFIC in which it invests, which information may be difficult to obtain, making such an election impracticable in many circumstances. Alternatively, the Portfolio may elect to mark-to-market at the end of each taxable year all shares that it holds in a PFIC. If the Portfolio makes this election, the Portfolio would recognize as ordinary income any increase in the value of such shares over the Portfolio’s adjusted basis in such shares and as ordinary loss any decrease in such value to the extent such decrease does not exceed prior increases. The mark-to-market and qualifying electing fund elections may cause the Portfolio to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes. The rules for determining whether a foreign company is a PFIC, and the rules applicable to the taxation of PFICs are highly complex and involve the determination of various factual matters that may not be within our control. Accordingly, certain adverse and unintended U.S. federal income tax consequences could arise to the Portfolio from investing in certain foreign companies. These adverse and unintended U.S. federal income tax consequences could include, among other things, the recognition of a significant net operating loss by the Portfolio which, as discussed above, the Portfolio would not be allowed to use in computing its investment company taxable income in any prior or subsequent taxable year.

The U.S. federal income tax treatment of the various high yield debt securities and other debt instruments (collectively, “Instruments” and individually, an “Instrument”) which may be acquired by the Portfolio will depend, in part, upon the nature of those Instruments and the application of various tax rules. The Portfolio may derive interest income through the accrual of stated interest payments or through the application of the original issue discount rules, the market discount rules or other similar provisions. The Portfolio may be required to accrue original issue discount income (including as a result of interest paid in kind), and in certain circumstances the Portfolio may be required to accrue stated interest even though no concurrent cash payments will be received.

The market discount rules, as well as certain other provisions, may require that a portion of any capital gain recognized on the sale, redemption or other disposition of an Instrument be treated as ordinary income instead. As a result of these and other rules, the Portfolio may be required to recognize taxable income that it would be required to distribute even though the underlying Instruments have not made concurrent cash distributions to the Portfolio.

The Portfolio may invest in distressed Instruments, which may later on be modified or exchanged for other Instruments in reorganizations or financial restructurings, either out of court or in bankruptcy. In general, such modification or exchange will be treated as a taxable event, even though no cash payment is received in connection with the modification or exchange, to the extent that it gives rise to “significant modification” within the meaning of Treasury Regulations. The determination of whether a modification or exchange is “significant”, however, is based on all of the facts and circumstances, except for certain “safe harbor” modifications specified in the Regulations. Thus, the IRS may take the position that the restructuring of an Instrument acquired by the Portfolio is a “significant modification” that should be treated as a taxable event even if the Portfolio did not treat the restructuring as a taxable event on its tax return.

The body of law applicable to many of the investment instruments discussed above is complex and in certain circumstances, not well developed. Thus the Portfolio and its advisors may be required to interpret various provisions of the Code and the Treasury Regulations and take certain positions on the Portfolio’s tax returns in situations where the law is somewhat uncertain.

The Portfolio will be managed pursuant to investment guidelines designed to be consistent with the diversification requirements set forth in Section 817(h) of the Code (the “Diversification Requirements”), and the Treasury Regulations promulgated thereunder. Section 817(h) of the Code requires, among other things, that on the last day of each calendar quarter (or within 30 days thereafter) the assets of the Portfolio be diversified as follows: (i) no more than 55% of the value of the total assets of the Portfolio may be represented by any one investment; (ii) no more than 70% of the value of the total assets of the Portfolio may be represented by any two investments; (iii) no more than 80% of the value of the total assets of the Portfolio may be represented by any three investments; and (iv) no more than 90% of the value of the total assets of the Portfolio may be represented by any four investments. For purposes of Section 817(h) of the Code, all securities of the same issuer will be treated as a single investment, and with respect to government securities, each government agency or instrumentality will be treated as a single separate issuer. Section 817(h) also provides, as a safe harbor, that the Portfolio will be adequately diversified if the diversification requirements under Subchapter M are satisfied and no more than 55% of the value of the Portfolio’s total assets are cash and cash items, government securities, and securities of other regulated investment companies.

The Portfolio expects that the shares of the Portfolio purchased by an Account will constitute all of the assets of each segregated asset account (as determined for U.S. federal income tax purposes) of the Account holding shares of the Portfolio. A “look-through” rule provided under Section 817, if applicable, permits the assets of the Portfolio to be attributed to any segregated asset account holding shares of the Portfolio. Because the Portfolio is offering its shares only to Accounts, an Account should be able to apply the “look-through” rule to determine if the segregated asset account supporting a Contract has met the Diversification Requirements. Although the Portfolio intends to manage its investments so that the Portfolio itself will meet the diversification requirements and to sell its shares only to Accounts, no assurance can be given that the “look-through” rule will apply to a particular segregated asset account or that a segregated asset account invested in shares of the Portfolio will be deemed to be adequately diversified.

In the event the assets of a segregated asset account of an Account have not met the Diversification Requirements, a Contract supported by that segregated asset account will not be treated as a life insurance or annuity contract for U.S. federal income tax purposes and the owner of the Contract will be taxed on any income on the Contract.

Generally, distributions paid by the Portfolio of its ordinary income and its net short-term capital gain will be includible in the gross income of a life insurance company holding Portfolio shares in an Account. To the extent that the dividends paid by the Portfolio represent dividends qualifying for the dividends received deduction at the Portfolio level, such dividends will be eligible for the dividends received deduction by an insurance company to the extent such deduction is the company’s share of the dividend received deduction and is available to life insurance companies under Subchapter L. The appropriate method for determining the company’s share of the dividends received deduction for dividends distributed by the Portfolio is unclear. This subject is expected to be addressed by regulations or other guidance to be issued by the U.S. Treasury Department, which guidance could severely restrict or eliminate entirely a shareholder’s dividends received deduction for dividends received from the Portfolio. The U.S. federal income tax rules applicable to life insurance companies taxed pursuant to Subchapter L of the Code govern the recognition of income, gain, or loss attributable to Account assets held by an insurance company for a Contract. These rules generally provide for reserve adjustments, which largely offset the tax effect of recognized income and loss, and for asset basis adjustments, which eliminate from taxable income long-term capital gain distributions from regulated investment companies and the potential for gain or loss upon the disposition of separate account assets that have increased or decreased in value. These rules generally prevent an insurance company from being taxed on the company’s share of actual or deemed income from separate account assets to the extent such income has been reflected in the value of supported variable contracts. In certain instances, a distribution in redemption of portfolio shares could be treated as a dividend to the redeeming shareholder for U.S. federal income tax purposes; shareholders should consult their own tax advisors regarding whether a redemption should be treated as a dividend as well as the federal income tax treatment thereof. Such income may be subject to state and local taxes, although in most jurisdictions insurance companies are not taxed on investment income; in such states where investment income is taxed, the state and local tax treatment of such income generally will conform to the U.S. federal tax treatment. Shareholders should consult their own tax advisors as to the interaction of the provisions of Subchapter M of the Code with the provisions of Subchapter L of the Code and any applicable state and local taxes.

FINANCIAL STATEMENTS

The Portfolio’s financial statements and notes thereto appearing in the Annual Report to Shareholders dated December 31, 2009 and the report thereon of XXXXXXX, registered independent public accounting firm, appearing therein, are incorporated by reference in this SAI. The Portfolio will issue unaudited semi-annual and audited annual financial statements.

APPENDIX
DESCRIPTION OF CORPORATE BOND RATINGS

STANDARD & POOR’S RATINGS GROUP

The ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform any audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I.	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

II.	Nature of and provisions of the obligation;

III.

Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA – An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. Capacity to meet financial commitment on the obligation is extremely strong. AA – An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong. A – An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB – An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, C - Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB – An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B – An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity to meet its financial commitment on the obligation.

CCC – An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC - An obligation rated “CC” is currently highly vulnerable to nonpayment.

C - The rating “C” is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the “C” rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms.

D – An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or Minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major categories.

NR – This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

MOODY’S INVESTORS SERVICE, INC.

Moody’s ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Aaa - Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa - Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A - Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa - Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Ba - Obligations rated BA are judged to have speculative elements and are subject to substantial credit risk.

B - Obligations rated B are considered speculative and are subject to high credit risk.

Caa - Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca - Obligations rated Ca are high speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C - Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

          Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification From Aa through Caa. The modifier 1 indicates that the obligation ranks in the Higher end of its generic rating category; the modifier 2 indicates a mid-range Ranking; and the modifier 3 indicates a ranking in the lower end of that generic Rating category.